OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included in Exhibit 99.2 in the Report of Foreign Private Issuer on Form 6-K filed on March 12, 2015 (this “March 2015 6-K”). Our consolidated financial statements have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless the context requires otherwise, references in this March 2015 6-K to ‘‘Globant,’’ ‘‘we,’’ ‘‘us’’ and ‘‘our’’ refer to Globant S.A., a société anonyme incorporated under the laws of the Grand Duchy of Luxembourg, and its subsidiaries.

Overview

We are a new-breed technology services provider focused on delivering innovative software solutions by leveraging emerging technologies and related market trends. Over the last several years, a number of new technologies and related market trends, including mobility, cloud computing and software as a service, gamification, social media, wearables, internet of things and big data have emerged that are revolutionizing the way end-users interface with information technology and are reshaping the business and competitive landscape for enterprises. As enterprises adapt their business models to benefit from these changes, they are increasingly seeking solutions that not only meet the rigorous engineering requirements of emerging technologies, but that also engage the end-user in new and powerful ways.

At Globant, we seek to deliver the optimal blend of engineering, design, and innovation to harness the potential of emerging technologies for our clients. Our commitment to this differentiated approach is reflected in three core tenets: organization by technology-specialized Studios; emphasis on a collaborative and open Culture; and Innovation and creativity in technology and design.

Our Studios embody our core competencies in cutting-edge technologies and practices, including: Consumer Experience, Gaming, Big Data and High Performance, Quality Engineering, Enterprise Consumerization, UX and Social, Mobile, Wearables and Internet of Things, After Going Live, Digital Content, Product Innovation, and Cloud Computing and Infrastructure. We believe that our Studio model, rather than the more typical industry vertical segmentation, allows us to optimize our expertise in emerging technologies and related market trends for our clients, regardless of their industry. Each Studio serves multiple industries and individual projects frequently involve multiple Studios.

We provide our services through a network of 29 delivery centers in Argentina, Uruguay, Colombia, Brazil, Mexico, Peru and the United States, supported by four client management locations in the United States, and one client management location in each of the United Kingdom, Colombia, Uruguay, Argentina and Brazil. Our reputation for cutting-edge work for global blue chip clients and our footprint across Latin America provide us with the ability to attract and retain well-educated and talented professionals in the region. We are culturally similar to our clients and we function in similar time zones. We believe that these characteristics have helped us build solid relationships with our clients in the United States and Europe and facilitate a high degree of client collaboration.

During the year ended December 31, 2014, 81.7%, 12.4% and 5.9% of our revenues were generated by clients in North America, Latin America and Europe, respectively. In 2013, 81.4%, 10.5% and 8.1% of our revenues were generated by clients in North America, Latin America and Europe, respectively. Our clients include companies such as Google, Electronic Arts, JWT, LinkedIn, Orbitz and Walt Disney Parks and Resorts Online, each of which was among our top ten clients by revenues for at least one Studio in 2014.

Our revenues increased from $128.8 million for 2012 to $199.6 million for 2014, representing a CAGR of 24.5% over the two-year period. Our revenues for 2014 increased by 26.1% to $199.6 million, from $158.3 million for 2013. Our net income for 2014 was $25.3 million, compared to $13.8 million for 2013. The $11.5 million increase in net income from 2013 to 2014 was primarily driven by strong revenue growth and improved operating margins during the year. In 2012, 2013 and 2014, we made several acquisitions to enhance our strategic capabilities, none of which contributed a material amount to our revenues in the year the acquisition was made. See “Business—Corporate History” in our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on the date of this March 2015 6-K (the “Registration Statement”).

We were founded in 2003 and since our inception, we have benefited from strong organic growth and have built a blue chip client base comprised of leading global companies. Over that same period, we have expanded our network of delivery centers from one to 29. We have benefited from the support of our investors Riverwood Capital and FTV Capital, which have provided equity capital to support our strategic expansion and growth. In January 2012, Endeavor Global, Inc., an organization devoted to selecting, mentoring and accelerating high-impact entrepreneurs around the world, invested in our company. And, more recently, in December 2012, one of the largest marketing communications networks in the advertising industry, WPP plc, through its wholly owned subsidiary, WPP, became a shareholder of our company.

In 2006, we started working with Google. We were chosen due to our cultural affinity and innovation. While our growth has largely been organic, since 2008 we have made five complementary acquisitions. In 2008, we acquired Accendra, a Buenos Aires-based provider of software development services, in order to deepen our relationship with Microsoft and broaden our technology expertise to include SharePoint and other Microsoft technologies. That same year we also acquired Openware, a company specializing in security management based in Rosario, Argentina. In 2011, we acquired Nextive Solutions LLC, a San Francisco based mobile applications company and its affiliate Technologia Social S.A. (collectively, “Nextive”), which expanded our geographic presence in the United States and enhanced our U.S. engagement and delivery management team as well as our ability to provide comprehensive solutions in mobile technologies. In October 2012, we acquired Terra Forum Consultoria Ltda., (“Terra Forum”), an innovation consulting and software development firm in Brazil. The acquisition of TerraForum will allow us to expand into one of the largest economies in the world and to broaden our services to our clients, strengthening our position as a leader in the creation of innovative software products. In October 2013, we acquired a majority stake in Huddle Investment LLP (“Huddle Investment”), a company organized under the laws of England, and its subsidiaries with operations in Argentina, Chile and the United States (collectively, the “Huddle Group”), a company specializing in the media and entertainment industries, with operations in Argentina, Chile and the United States. In July 2014, we closed the initial public offering of our common shares. In October 2014, we acquired the remaining 13.75% minority stake in Huddle Investment, entered into a consulting services agreement with AEP Energy Inc. (“AEP”) to provide software services in the United States and other jurisdictions and entered into a stock purchase agreement with AEP Retail Energy Partners LLC (“AEP Retail”) to acquire BlueStar Energy Holdings, Inc. (“BlueStar Holdings”).

Factors Affecting Our Results of Operations

In the last few years, the technology industry has undergone a significant transformation due to the proliferation and accelerated adoption of several emerging technologies, including social media, mobility, cloud computing and big data, and related market trends, including enhanced user experience, personalization technology, gamification, consumerization of IT, wearables, internet of things and open collaboration. These technologies are empowering end-users and are compelling enterprises to engage and collaborate with end-users in new and powerful ways. We believe that these changes are resulting in a paradigm shift in the technology services industry and are creating demand for service providers that possess a deep understanding of these emerging technologies and related market trends.

We believe that the most significant factors affecting our results of operations include:

•	market demand for integrated engineering, design and innovation technology services relating to emerging technologies and related market trends;
•	economic conditions in the industries and countries in which our clients operate and their impact on our clients’ spending on technology services;
•	our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends;
•	expansion of our service offerings and success in cross-selling new services to our clients;
•	our ability to obtain new clients, increase penetration levels with our existing clients and continue to add value for our existing clients so as to create long-term relationships;
•	the availability of, and our ability to attract, retain and efficiently utilize, skilled IT professionals in Latin America and the United States;
•	operating costs in countries where we operate, particularly in Argentina where most of our employees are based;
•	capital expenditures related to the opening of new delivery centers and client management locations and improvement of existing offices;
•	our ability to increase our presence onsite at client locations;
•	the effect of wage inflation in countries where we operate and the variability in foreign exchange rates, especially relative changes in exchange rates between the U.S. dollar and the Argentine peso, Uruguayan peso, Mexican peso and Colombian peso;

•	the impact on our profit from the gain on transactions with Argentine sovereign bonds denominated in U.S. dollars acquired in the U.S. market in U.S. dollars (“BODEN”) and Bonos Argentinos (“BONAR”); and
•	our ability to identify, integrate and effectively manage businesses that we may acquire.

Our results of operations in any given period are directly affected by the following additional company-specific factors:

•	Pricing of and margin on our services and revenue mix. For time-and-materials contracts, the hourly rates we charge for our employees, whom we call Globers, are a key factor impacting our gross profit margins and profitability. Hourly rates vary by complexity of the project and the mix of staffing. The margin on our services is impacted by the increase in our costs in providing those services, which is influenced by wage inflation and other factors. As a client relationship matures and deepens, we seek to maximize our revenues and profitability by expanding the scope of services offered to that client and winning higher profit margin assignments. During the three-year period ended December 31, 2014, we increased our revenues attributable to sales of higher profit margin technology solutions (primarily through our Mobile, Enterprise Consumerization, UX and Social and Gaming Studios). This shift in revenue mix enabled us to achieve an adjusted gross profit margin percentage of 41.0%, 39.2% and 42.6% for the years ended December 31, 2014, 2013 and 2012, respectively, which are consistent with our targeted adjusted gross profit margin percentage in the medium term.
•	Our ability to deepen and expand the portfolio of services we offer through our Studios while maintaining our high standard of quality. The breadth and depth of the services we offer through our Studios impacts our ability to grow revenues from new and existing clients. Through research and development, targeted hiring and strategic acquisitions, we have invested in broadening and deepening the domains of expertise of our Studios. Our future growth and success depend significantly on our ability to maintain the expertise of each of our Studios and to continue to innovate and to anticipate the needs of our clients and rapidly develop and maintain the expertise of each of our Studios, including relevant domain knowledge and technological capabilities required to meet those client needs, while maintaining our high standard of quality.
•	Recruitment, retention and management of IT professionals. Our ability to recruit, retain and manage our IT professionals will have an effect on our gross profit margin and our results of operations. Our IT professional headcount was 3,424 as of December 31, 2014, 2,912 at December 31, 2013 and 2,402 at December 31, 2012. We manage employee headcount and utilization based on ongoing assessments of our project pipeline and requirements for professional capabilities. An unanticipated termination of a significant project could cause us to experience lower employee utilization resulting from a higher than expected number of idle IT professionals. Our ability to effectively utilize our employees is typically improved by longer-term client relationships due to increased predictability of client needs over the course of the relationships.
•	Evolution of client base. In recent years, as we have expanded significantly in the technology services industry; we have diversified our client base and reduced client concentration. In addition, consistent with our business focus on pursuing clients and markets with higher profit margins, we have increased our revenues from North American and, in some periods, European, clients, while reducing our revenues from Latin American and other clients. Revenues attributable to our top ten clients increased by 8.4% from 2012 to 2013 and 39.4% from 2013 to 2014. Over the same period, we have increased our revenues from existing clients by expanding the scope and size of our engagements. The number of clients that each accounted for over $5.0 million of our annual revenues amounted to ten in 2014, five in 2013 and six in 2012, and the number of clients that each accounted for at least $1.0 million of our annual revenues increased to 46 in 2014 from 41 in 2013 and 32 in 2012.
•	Investments in our delivery platform. We have grown our network of delivery centers to 29 at December 31, 2014, located in 19 cities throughout seven countries (Buenos Aires, Tandil, Rosario, Tucumán, Córdoba, Resistencia, Bahía Blanca, Mendoza, Santa Fe, Mar del Plata and La Plata in Argentina; Montevideo, Uruguay; Bogotá and Medellín in Colombia; São Paulo, Brazil; Mexico City, Mexico; Lima, Peru; and San Francisco and New York in the United States) as of the date of this March 2015 6-K. We also have client management locations in the United States (Austin, Boston, New York and San Francisco), the United Kingdom (London), Brazil (São Paulo), Uruguay (Montevideo), Colombia (Bogotá) and Argentina (Buenos Aires) that are close to the main offices of key clients. Our integrated global delivery platform allows us to deliver our services through a blend of onsite and offsite methods. We have pursued a decentralization strategy in building our network of delivery centers, recognizing the benefits of expanding into other cities in Argentina and other countries in Latin America, including the ability to attract and retain highly skilled IT professionals in increasing scale. Our ability to effectively utilize our robust delivery platform will significantly affect our results of operations in the future.

•	Seasonality. Our business is seasonal and as a result, our revenues and profitability fluctuate from quarter to quarter. Our revenues tend to be higher in the third and fourth quarters of each year compared to the first and second quarters of each year due to seasonal factors. During the first quarter of each year, which includes summer months in the southern hemisphere, there is a general slowdown in business activities and a reduced number of working days for our IT professionals based in Argentina, Uruguay, Brazil, Peru and Colombia, which results in fewer hours being billed on client projects and therefore lower revenues being recognized on those projects. In addition, some of the reduction in the number of working days for our IT professionals in the first or second quarter of the year is due to the Easter holiday. Depending on whether the Easter holiday falls in March or April of a given year, the effect on our revenues and profitability due to the Easter holiday can appear either in the first or second quarter of that year. Finally, we implement annual salary increases in the second quarter of each year. Our revenues are traditionally higher, and our margins tend to increase, in the third and fourth quarters of each year, when utilization of our IT professionals is at its highest levels.
•	Net effect of inflation in Argentina and variability in the U.S. dollar and Argentine peso exchange rate. Because a substantial portion of our operations is conducted from Argentina, our results of operations are subject to the net effect of inflation in Argentina and the variability in exchange rate between the U.S. dollar and the Argentine peso. The impact of inflation on our salary costs, or wage inflation, and thus on our statement of profit or loss and other comprehensive income varies depending on the fluctuation in exchange rates between the Argentine peso and the U.S. dollar. In an environment where the Argentine peso is weakening against the U.S. dollar, our functional currency in which a substantial portion of our revenues are denominated, the impact of wage inflation on our results of operations will decrease, whereas in an environment where the Argentine peso is strengthening against the U.S. dollar, the impact of wage inflation will increase. During the year ended December 31, 2014, the Argentine peso experienced a 31.2% devaluation from 6.52 Argentine pesos per U.S. dollar to 8.55 Argentine pesos per U.S. dollar and (Instituto Nacional de Estadísticas y Censos, or “INDEC”) reported an inflation rate of 21.7%. The combination of this devaluation and the inflation rate is not expected to have a significant impact on our revenues because a substantial portion of our sales are denominated in U.S. dollars. The devaluation, net of the impact of the inflation rate in the same period, has resulted in an improvement in our operating costs, as our operating costs are primarily denominated in Argentine pesos. See “— Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk” and “— Quantitative and Qualitative Disclosures about Market Risk — Wage Inflation Risk.”

Our results of operations are expected to benefit from government policies and regulations designed to foster the software industry in Argentina, primarily under the Software Promotion Law. For further discussion of the Software Promotion Law, see “Business — Our Delivery Model — Government Support and Incentives” in the Registration Statement.

Certain Income Statement Line Items

Revenues

Revenues are derived primarily from providing technology services to our clients, which are medium- to large-sized companies based in the United States, Europe and Latin America. For the year ended December 31, 2014, revenues increased by 26.1% to $199.6 million from $158.3 million for the year ended December 31, 2013. For the year ended December 31, 2013, revenues increased by 22.9% to $158.3 million from $128.8 million for the year ended December 31, 2012. Between 2012 and 2014, we experienced rapid growth in demand for our services and significantly expanded our business.

We perform our services primarily under time-and-material contracts (where materials costs consist of travel and out-of-pocket expenses) and, to a lesser extent, fixed-price contracts. Revenues from our time-and-material contracts represented approximately 90.0%, 84.7% and 84.4% of total revenues for the years ended December 31, 2014, 2013 and 2012, respectively. Revenues from our fixed-price contracts represented approximately 9.3%, 15.2% and 14.7% of total revenues for the years ended December 31, 2014, 2013 and 2012, respectively. The remaining portion of our revenues in each year was derived from other types of contracts.

We discuss below the breakdown of our revenues by client location, industry vertical and client concentration. Revenues consist of technology services revenues net of reimbursable expenses, which primarily include travel and out-of-pocket costs that are billable to clients.

Revenues by Client Location

Our revenues are sourced from three main geographic markets: North America (primarily the United States), Europe (primarily the United Kingdom) and Latin America. We present our revenues by client location based on the location of the specific client site that we serve, irrespective of the location of the headquarters of the client or the location of the delivery center where the work is performed. For the year ended December 31, 2014, we had 296 clients.

The following table sets forth revenues by client location by amount and as a percentage of our revenues for the years indicated:

	Year ended December 31,
	2014		2013		2012
	(in thousands, except for percentages)
By Geography
North America	$163,097	81.7%	$128,843	81.4%	$105,928	82.2%
Europe	11,704	5.9%	12,864	8.1%	11,458	8.9%
Latin America and other	24,804	12.4%	16,617	10.5%	11,463	8.9%
Revenues	$199,605	100.0%	$158,324	100.0%	$128,849	100.0%

Revenues by Industry Vertical

We are a provider of technology services to enterprises in a range of industry verticals including media and entertainment, professional services, technology and telecommunications, travel and hospitality, banks, financial services and insurance and consumer, retail and manufacturing, among others. The following table sets forth our revenues by industry vertical by amount and as a percentage of our revenues for the periods indicated:

	Year ended December 31,
	2014		2013		2012
	(in thousands, except for percentages)
By Industry Vertical
Technology & Telecommunications	$46,897	23.5%	$42,010	26.5%	$37,468	29.1%
Media and Entertainment	45,014	22.6%	29,393	18.6%	28,666	22.2%
Professional Services	32,832	16.4%	32,187	20.3%	25,968	20.2%
Banks, Financial Services and Insurance	25,236	12.6%	20,693	13.1%	14,403	11.2%
Consumer, Retail and Manufacturing	25,656	12.9%	21,290	13.4%	10,214	7.9%
Travel and Hospitality	25,545	11.3%	10,578	6.7%	10,893	8.5%
Other Verticals	1,425	0,7%	2,173	1.4%	1,237	0.9%
Revenues	$199,605	100.0%	$158,324	100.0%	$128,849	100.0%

Revenues by Client Concentration

We have increased our revenues by expanding the scope and size of our engagements, and we have grown our key client base primarily through our business development efforts and referrals from our existing clients.

The following table sets forth revenues contributed by our largest client, top five clients and top ten clients by amount and as a percentage of our revenues for the years indicated:

	Year ended December 31,
	2014		2013		2012
(in thousands, except for percentages)
Client Concentration
Top client	$17,458	8.7%	$10,162	6.4%	$11,977	9.3%
Top five clients	55,512	27.8%	40,215	25.4%	35,759	27.8%
Top ten clients	87,677	43.9%	62,865	39.7%	58,020	45.0%
Top 20 clients	121,683	61.0%	92,579	58.5%	81,402	63.2%

Our top ten customers for the year ended December 31, 2014 have been working with us for, on average, four years.

Our focus on delivering quality to our clients is reflected in the fact that existing clients from 2013 and 2012 contributed 88.3% and 73.5% of our revenues in 2014, respectively. Our existing clients from 2012 contributed 88.3% of our revenues in 2013. As evidence of the increase in scope of engagement within our client base, the number of clients that each accounted for over $5.0 million of our annual revenues increased (ten in 2014, five in 2013 and six in 2012) and the number of clients that each accounted for at least $1.0 million of our annual revenues increased to 46 in 2014 from 41 in 2013 and 32 in 2012. The following table shows the distribution of our clients by revenues for the year presented:

	Year ended December 31,
	2014	2013	2012
Over $5 Million	10	5	6
$1 – $5 Million	36	36	26
$0.5 – $1 Million	23	24	24
$0.1 – $0.5 Million	83	66	50
Less than $0.1 Million	144	132	96
Total Clients	296	263	202

The volume of work we perform for specific clients is likely to vary from year to year, as we are typically not any client’s exclusive external techonology services provider, and a major client in one year may not contribute the same amount or percentage of our revenues in any subsequent year.

Operating Expenses

Cost of Revenues

The principal components of our cost of revenues are salaries and non-reimbursable travel costs related to the provision of services. Included in salaries are base salary, incentive-based compensation, employee benefits costs and social security taxes. Salaries of our IT professionals are allocated to cost of revenues regardless of whether they are actually performing services during a given period. Up to 70% of the amounts paid by our Argentine subsidiaries for certain social security taxes in respect of base and incentive compensation of our IT professionals is credited back to those subsidiaries under the Software Promotion Law, reducing the effective cost of social security taxes from approximately 19.0% to approximately 13.0% of the base and incentive compensation on which those contributions are calculated. For further discussion of the Software Promotion Law, see “— Income Tax Expense” below and note 3.7.1.1 to our audited consolidated financial statements for the year ended December 31, 2014.

Also included in cost of revenues is the portion of depreciation and amortization expense attributable to the portion of our property and equipment and intangible assets utilized in the delivery of services to our clients.

Our cost of revenues has increased since 2012 in line with the growth in our revenues and reflects the expansion of our operations in Argentina, Uruguay, Colombia, Peru, Mexico and the United States primarily due to increases in salary costs, an increase in the number of our IT professionals and the opening of new delivery centers. On October 18, 2013, with the acquisition of Huddle, we expanded our operations, adding 156 Globers. On October 10, 2014, when we entered into a consulting services agreement with AEP, we added 74 Globers. We expect that as our revenues grow, our cost of revenues will increase. Our goal is to increase revenue per head and thereby increase our gross profit margin.

Selling, General and Administrative Expenses

Selling, general and administrative expenses represent expenses associated with promoting and selling our services and include such items as salary of our senior management, administrative personnel and sales and marketing personnel (including commissions in the case of sales and marketing personnel), occupancy costs, legal and other professional services expenses, Argentine transaction taxes and travel costs. The credit of up to 70% for certain social security taxes paid by our Argentine subsidiaries that is provided under the Software Promotion Law as described under “— Cost of Revenues” above also extends to payments of such social security taxes in respect of salaries of personnel included in our selling, general and administrative expenses, reducing the effective cost of social security taxes as described above.

Also included in selling, general, and administrative expenses is the portion of depreciation and amortization expense attributable to the portion of our property and equipment and intangible assets utilized in our sales and administration functions.

Our selling, general and administrative expenses have increased primarily as a result of our expanding operations and the build-out of our senior and mid-level management teams to support our growth and, commencing in 2011, to help us prepare for our initial public offering. We expect our selling, general and administrative expenses to continue to increase in absolute terms as our business expands. However, as a result of our management and infrastructure investments, we believe our platform is capable of supporting the expansion of our business without a proportionate increase in our selling, general and administrative expenses, resulting in gains in operating leverage.

Depreciation and Amortization Expense (included in “Cost of Revenues” and “Selling, General and Administrative Expenses”)

Depreciation and amortization expense consists primarily of depreciation of our property and equipment (primarily leasehold improvements, servers and other equipment) and, to a lesser extent, amortization of our intangible assets, (mainly software licenses). We expect that depreciation and amortization expense will continue to increase as we open more delivery centers and client management locations.

Impairment of Tax Credits, Net of Recoveries

Impairment of tax credits, net of recoveries represents an allowance for impairment of tax credits for estimated losses resulting from substantial doubt about the recoverability of our Software Promotion Law tax credits. This allowance is determined by estimating future uses of this credit against value-added tax positions. During the year ended December 31, 2014, after considering new facts and circumstances that occurred during the year, including the Specific Resolutions, we recorded a gain of $1.5 million related to a partial reversal of the allowance for impairment of tax credits generated under the Software Promotion Law.

Gain on Transaction with Bonds

Proceeds Received as Payment for Exports

During the year ended December 31, 2013, we recognized a gain of $29.6 million on transactions with BODEN associated with proceeds received as payment for exports of a portion of the services performed by our Argentine subsidiaries.

As discussed under “Regulatory Overview — Foreign Exchange Controls — Argentina” in the Registration Statement, since the end of 2012, the Argentine government has restricted, by means of de facto measures, Argentine persons from obtaining access to the FX Market for the purpose of purchasing foreign currency to make payments abroad, such as dividends, capital reductions, and payment for importation of services and goods. The tightening of restrictions on the purchase of foreign currency at the end of 2012 has contributed to an increase in the sale price in Argentine pesos of securities denominated in currencies other than the Argentine peso (mainly in U.S. dollars) and, thereby, widened the gap between the quoted price of BODEN in the Argentine markets (in Argentine pesos) and their quoted price in the U.S. markets (in U.S. dollars) converted for financial reporting purposes at the official exchange rate prevailing in Argentina.

In light of these developments, during 2013, our U.S. subsidiaries paid for a portion of the services provided by our Argentine subsidiaries by purchasing U.S. dollar-denominated BODEN in the U.S. debt markets (in U.S. dollars) and delivering the acquired BODEN to our Argentine subsidiaries as payment for a portion of services rendered. After being held by our Argentine subsidiaries for between, on average, 10 to 30 days, the BODEN were sold in the Argentine markets for Argentine pesos. Our Argentine subsidiaries sell the BODEN in the Electronic Open Market (Mercado Abierto Electrónico, or “MAE”), an authorized Argentine market subject to the regulations of the CNV, through a “sell” instruction to an authorized Argentine broker-dealer. Sale and purchase orders relating to BODEN placed by broker-dealers are electronically matched through the MAE to other market participants.

When measuring the fair value of the BODEN held by our Argentine subsidiaries, we have followed the guidance of IFRS 13, which defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” In addition, IFRS 13 states that fair value measurement assumes that the transaction to sell the asset or transfer the liability either occurs in the principal market for the asset, which is defined as the market with the greatest volume and level of activity for the asset or, in the absence of a principal market, in the most advantageous market for the asset or liability. We have identified the Argentine market as the principal market for the BODEN.

We have determined the fair value of the BODEN from direct observable information based on publicly available quotes in the Argentine market. Under the fair value hierarchy established in IFRS 13, such direct observable information is classified as Level 1 inputs because there are available unadjusted quoted prices in active markets for identical assets that we can access at the measurement date.

While BODEN trade in both the U.S. and Argentine markets, the Argentine market is considered to be the principal market for the BODEN due to the following factors:

•	In Argentina, the BODEN are traded in markets such as the Mercado de Valores de Buenos Aires and the MAE, each regulated by the CNV. In the United States, BODEN are traded in over-the-counter markets.
•	In Argentina, the trading prices and volume of BODEN trades are publicly available information, while in the United States, such information is not publicly available.

Because the fair value of the BODEN in the Argentine markets, converted at the U.S. dollar official exchange rate prevailing in Argentina (which is the rate used to convert transactions in foreign currencies into our Argentine subsidiaries’ functional currency, which is the U.S. dollar), during the year ended December 31, 2013 was higher than the quoted U.S. dollar price for the BODEN in the U.S. markets, we recognized a gain when remeasuring the fair value of the BODEN (expressed in Argentine pesos) into U.S. dollars at the official exchange rate prevailing in Argentina. After the approximately 23% devaluation of the Argentine peso that occurred in January 2014, our U.S. subsidiary discontinued its use of BODEN transactions as payment for the exports of services performed by our Argentine subsidiaries.

Proceeds Received from Capital Contributions

During the year ended December 31, 2014, our Argentine subsidiaries, with cash proceeds from capital contributions, acquired U.S. dollar-denominated BODEN and BONAR in the U.S. debt markets (in U.S. dollars). BONAR are a form of Argentine sovereign bond with characteristics identical to BODEN. See “— Certain Income Statement Line Items — Gain on Transactions with Bonds — Proceeds Received as Payment for Exports” for more information. The capital contributions during the year ended December 31, 2014 were related to capital expenditures incurred by our Argentine subsidiaries to establish delivery centers in Bahía Blanca, La Plata, Mar del Plata and Tucumán, Argentina, open a new recruiting center in Buenos Aires and finance working capital requirements. The BODEN and BONAR trade both in the U.S. and Argentine markets. We consider the Argentine market to be the principal market for these bonds.

After holding the BODEN and BONAR for a certain period of time, our Argentine subsidiaries sold the BODEN and BONAR in the Argentine market. Because the fair value of the BODEN and BONAR in the Argentine markets, converted at the U.S. dollar official exchange rate prevailing in Argentina (which is the rate used to convert transactions in foreign currencies into our Argentine subsidiaries’ functional currency, which is the U.S. dollar), during the year ended December 31, 2014 was higher than the quoted U.S. dollar price for the BODEN and BONAR in the U.S. markets, we recognized a gain when remeasuring the fair value of the BODEN and BONAR (expressed in Argentine pesos) into U.S. dollars at the official exchange rate prevailing in Argentina.

The rate of exchange between the Argentine peso and the U.S. dollar may increase or decrease in the future. We cannot predict future fluctuations in the exchange rate of the Argentine peso against the U.S. dollar. In addition, legislative, judicial or administrative changes or interpretations may be forthcoming, which could also affect the exchange rate. Accordingly, our gains reported on transactions with BODEN during the year ended December 31, 2013 and on transactions with BODEN and BONAR during the year ended December 31, 2014 are not necessarily indicative of the results that may be expected for any future period. If in the future there continues to be a gap between the quoted price of BODEN and BONAR in the Argentine markets (in Argentine pesos) and their quoted price in U.S. markets (in U.S. dollars) as converted at the official exchange rate prevailing in Argentina, our Argentine subsidiaries may acquire, with cash proceeds from capital contributions, U.S. dollar-denominated BODEN and BONAR in the U.S. debt markets (in U.S. dollars).

Finance Income

Finance income consists of foreign exchange gain on monetary assets, liabilities denominated in currencies other than the U.S. dollar and interest gains on time deposits, short-term securities issued by the Argentine Central Bank (Letras del Banco Central) and mutual funds.

Finance Expense

Finance expense consists of interest expense on borrowings under our U.S. subsidiary’s working capital facility and our Argentine subsidiaries’ export lines of credit, plus foreign exchange losses on monetary assets and liabilities denominated in currencies other than the U.S. dollar. Finance expense has increased since 2012 as we have incurred additional debt to finance capital expenditures related to the build-out and equipping of new delivery centers, improvements in existing offices where we operate, and increasing working capital needs related to the growth of our business. The increase in finance expense over that period was also attributable to the variability in exchange rates between the U.S. dollar and other currencies in which we conduct our operations, which has an impact on our monetary assets and liabilities denominated in currencies other than U.S. dollars.

Income Tax Expense

As a global company, we are required to provide for corporate income taxes in each of the jurisdictions in which we operate. We have secured special tax benefits in Argentina and Uruguay as described below. As a result, our income tax expense is low in comparison to profit before income tax expense due to the benefit related to profit before income tax expense earned in those lower tax jurisdictions. Changes in the geographic mix or estimated level of annual pre-tax income can also affect our overall effective income tax rate. As our operations outside of Argentina and Uruguay grow, it is likely that our effective tax rate will increase.

Under the Software Promotion Law, Argentine companies that are engaged in the design, development and production of software benefit from a 60% reduction in the corporate income tax rate and a tax credit of up to 70% of amounts paid for certain social security taxes that can be applied to offset certain national tax liabilities. When originally enacted in 2004, the Software Promotion Law only permitted this tax credit to be offset against liability for value-added taxes. In 2011, the Software Promotion Law was amended to permit the tax credit to be offset as well against corporate income tax liabilities up to a percentage not higher than the taxpayer’s declared percentage of exports (subject to the issuance of implementing regulations), and to extend the reduction in corporate income tax rate and the tax credit regime through 2019.

On September 16, 2013, the Argentine Government published Regulatory Decree No. 1315/2013, which governs the implementation of the Software Promotion Law. Regulatory Decree No. 1315/2013 introduced specific requirements to qualify for the tax benefits contemplated by the Software Promotion Law. In particular, Regulatory Decree No. 1315/2013 provides that from September 17, 2014 through December 31, 2019 only those companies that are accepted for registration in the National Registry of Software Producers maintained by the Secretary of Industry will be entitled to participate in the benefits of the Software Promotion Law. On June 25, 2014, our Argentine subsidiaries Huddle Group S.A., IAFH Global S.A. and Sistemas Globales S..A. applied for registration in the National Registry of Software Producers. As of the date of this March 2015 6-K, these subsidiaries have not yet been accepted for registration in the National Registry of Software Producers.

Regulatory Decree No. 1315/2013 states that the 60% reduction in corporate income tax provided under the Software Promotion Law shall only become effective as of the beginning of the fiscal year after the date on which an applicant is accepted for registration in the National Registry of Software Producers. It is unclear under current Argentine tax rules whether applicants that were registered under the Software Promotion Law as originally enacted in 2004 would be permitted to apply, for the period from January 1, 2014 through September 17, 2014, the lower corporate income tax rate to which they are entitled under the Software Promotion Law as originally enacted.

On March 11, 2014, the Argentine Federal Administration of Public Revenue (Administración Federal deIngresos Publicos, or ‘‘AFIP’’) issued General Resolution No. 3,597 (‘‘General Resolution No. 3,597’’). This measure provides that, as a further prerequisite to participation in the benefits of the Software Promotion Law, exporters of software and related services must register in a newly established Special Registry of Exporters of Services (Registro Especial de Exportadores de Servicios). On March 14, May 21 and May 28, 2014, our Argentine subsidiaries Huddle Group S.A., IAFH Global S.A. and Sistemas Globales S.A., respectively, applied and were accepted for registration in the Special Registry of Exporters of Services. In addition, General Resolution No. 3,597 states that any tax credits generated under the Software Promotion Law by a participant in the Software Promotion Law will only be valid until September 17, 2014.

 During the period from November 2014 through March 6, 2015, the Secretary and Subsecretary of Industry have issued rulings approving the registration in the National Registry of Software Producers of 15 software companies that were previously registered under the Software Promotion Law as originally enacted in 2004. In each case, the ruling made the effective date of registration retroactive to September 18, 2014. In addition, in each case the ruling provides that the benefits enjoyed under the Software Promotion Law as originally enacted are not extinguished until the ruling goes into effect (which occurs upon its date of publication in the Argentine government’s Boletin Oficial).

 Although these rulings are only applicable to the software companies for which they were issued, management believes that the rulings support the view that, if our Argentine subsidiaries are accepted for registration in the National Registry of Software Producers, the effective date of their registration will be on or about September 18, 2014. In addition, based on these rulings, management believes that General Resolution No. 3,597 has been interpreted by the Secretary of Industry as permitting tax credits generated under the Software Promotion Law to be valid until the effective date of registration in the National Registry of Software Producers. This interpretation would be consistent with the fact that the tax benefits accrued by us under the Software Promotion Law as originally enacted remain valid according to AFIP’s computer systems, regardless of the fact that our Argentine subsidiaries have not yet been accepted for registration by the Secretary of Industry.

 While we believe that our subsidiaries are in compliance with the requirements for registration, we cannot assure you that all three of our Argentine operating subsidiaries will be accepted for registration in the National Registry of Software Producers before December 31, 2015. Moreover, even if our Argentine subsidiaries are accepted for registration in 2015, we cannot assure you that the Secretary of Industry’s rulings will make their registration retroactive to September 18, 2014 or allow those subsidiaries to continue enjoying the benefits they currently enjoy under the Software Promotion Law as originally enacted until the date of publication of those rulings.

The operations of the Argentine subsidiaries are our most significant source of profit before income tax.

Our subsidiary in Uruguay, which is domiciled in a tax-free zone, benefits from a 0% income tax rate and an exemption from value-added tax.

Our subsidiary in Colombia is subject to national corporate income tax at the rate of 25%. Additionally, on January 1, 2013, a new tax called Contribución Empresarial para la Equidad (“CREE”) was created, with similar characteristics to income tax. The CREE is levied on fiscal income at the rate of 9%. Both the national corporate income tax and the CREE are due on an annual basis. Our subsidiary in the United States is subject to federal income tax at the rate of 35%. Our subsidiary in the United Kingdom was subject to corporate income tax at the rate of 23%. Our subsidiary in Mexico is subject to national corporate income tax at a rate of 30%. Our subsidiary in Peru is subject to a national corporate income tax at a rate of 30%. Our subsidiaries in Chile are subject to corporate income tax at a rate of 21%. Our subsidiary in Brazil is subject to corporate income tax at a rate of 29% plus 10% if its net income before income tax is greater than 120,000 Brazilian reais.

Results of Operations

The following table sets forth a summary of our consolidated results of operations by amount and as a percentage of our revenues for the periods indicated. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this March 2015 6-K. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year ended December 31,
	2014		2013		2012
	(in thousands, except for percentages)
Revenues	$199,605	100.0%	$158,324	100.0%	$128,849	100.0%
Cost of revenues(1)	(121,693)	(61.0)%	(99,603)	(62.9)%	(80,612)	(62.6)%
Gross profit	77,912	39.0%	58,721	37.1%	48,237	37.4%
Selling, general and administrative expenses(2)	(57,288)	(28.7)%	(54,841)	(34.6)%	(47,680)	(37.0)%
Impairment of tax credits, net of recoveries	1,505	0.8%	(9,579)	(6.1)%	—	—
Profit (Loss) from operations	22,129	11.1%	(5,699)	(3.6)%	557	0.4%
Gain on transaction with bonds(3)	12,629	6.3%	29,577	18.7%	—	0.0%
Finance income	10,269	5.1%	4,435	2.8%	378	0.3%
Finance expense	(11,213)	(5.6)%	(10,040)	(6.3)%	(2,687)	(2.1)%
Finance expense, net(4)	(944)	(0.5)%	(5,605)	(3.5)%	(2,309)	(1.8)%
Other income and expenses, net(5)	380	0.2%	1,505	1.0%	291	0.2%
Profit (Loss) before income tax	34,194	17.1%	19,778	12.6%	(1,461)	(1.2)%
Income tax(6)	(8,931)	(4.5)%	(6,009)	(3.8)%	160	0.1%
Net Income (Loss) for the year	$25,263	12.6%	$13,769	8.8%	$(1,301)	(1.1)%

(1)	Includes depreciation and amortization expense of $3,813, $3,215 and $1,964 for the years ended December 31, 2014, 2013 and 2012, respectively. Also includes transactions with related parties for an amount of $2,901 for the year ended December 31, 2012. Finally, it includes share based compensation for $35, $190 and $4,644 for the years ended December 31, 2014, 2013 and 2012, respectively.
(2)	Includes depreciation and amortization expense of $4,221, $3,941 and $2,806 for the years ended December 31, 2014, 2013 and 2012, respectively. Also includes transactions with related parties for an amount of $1,381 for the year ended December 31, 2012. Finally, it includes share based compensation for $582, $603 and $7,065 for the years ended December 31, 2014, 2013 and 2012, respectively.
(3)	Includes gain on transactions with bonds of $12,629 and $29,577 from capitalizations and proceeds received by our Argentine subsidiaries as payments from exports for the year ended December 31, 2014 and 2013, respectively.
(4)	Includes foreign exchange loss of $2,946, $4,238 and $1,098 in 2014, 2013 and 2012, respectively.
(5)	Includes the gain related to the bargain business combination of BlueStar Energy S.A.C., a Peruvian company (“BlueStar Peru”) of $472 for the year ended December 31, 2014. See note 23 to our audited consolidated financial statements. Includes a gain of $1,703 on remeasurement of the contingent consideration related to the acquisition of TerraForum for the year ended December 31, 2013. See note 27.10.1 to our audited consolidated financial statements.
(6)	Includes deferred tax charge of $370 for the year ended December 31, 2014 and a gain of $529 and $2,479 for the years ended December 31, 2013 and 2012, respectively.

2014 Compared to 2013

Revenues

Revenues were $199.6 million for 2014, representing an increase of $41.3 million, or 26.1%, from $158.3 million for 2013.

Revenues from North America increased by $34.3 million, or 26.6%, to $163.1 million for 2014 from $128.8 million for 2013. Revenues from Latin America and other countries increased by $8.2 million, or 49.4%, to $24.8 million for 2014 from $16.6 million for 2013. Revenues from Europe decreased by $1.2 million, or 9.3%, to $11.7 million for 2014 from $12.9 million for 2013.

Revenues from technology and telecommunications clients increased by $4.9 million, or 11.7%, to $46.9 million for 2014 from $42.0 million for 2013. The increase in revenues from clients in this industry vertical was primarily attributable to gaming, consumer experience services and the cross-selling capabilities of our Studios. Revenues from media and entertainment clients increased by $15.6 million, or 53.1%, to $45.0 million for 2014 from $29.4 million for 2013. The increase in revenues from clients in this industry vertical was primarily attributable to a higher demand for our gaming solutions, mobile applications, and consumer experience practices. Revenues from professional services clients increased by $0.6 million, or 1.9%, to $32.8 million for 2014 from $32.2 million for 2013. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to enterprise consumerization, digital content and consumer experience solutions. Revenues from consumer, retail and manufacturing clients increased by $4.4 million, or 20.7%, to $25.7 million for 2014 from $21.3 million for 2013. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to mobile applications, testing services, user experience and social practices, supported by the cross-selling capabilities of our Studios. Revenues from banks, financial services and insurance clients increased by $4.5 million, or 21.7%, to $25.2 million for 2014 from $20.7 million for 2013. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to high performance, analytics, cloud and mobile. Revenues from travel and hospitality clients increased by $11.9 million, or 112.3%, to $22.5 million for 2014 from $10.6 million for 2013. This increase is primarily attributable to large increase in demand for consumer experience and automated testing services. Revenues from clients in other verticals decreased by $0.6 million, or 28.6%, to $1.5 million for 2014 from $2.1 million for 2013.

Revenues from our top ten clients in 2014 increased by $24.8 million, or 39.4%, to $87.7 million from revenues of $62.9 million in 2013, reflecting our ability to increase the scope of our engagement with our main customers. Revenues from our largest client for 2014, Walt Disney Parks and Resorts Online, increased by $7.3 million, or 71.6%, to $17.5 million for 2014 from $10.2 million for 2013.

Cost of Revenues

Cost of revenues was $121.7 million for 2014, representing an increase of $22.1 million, or 22.2%, from $99.6 million for 2013. The increase was primarily attributable to the net addition of 512 IT professionals since December 31, 2013, an increase of 17.6%, to satisfy growing demand for our services, which translated into an increase in salaries and travel expenses. Cost of revenues as a percentage of revenues decreased to 61.0% for 2014 from 62.9% for 2013. The decrease was primarily attributable to the devaluation of the Argentine peso in January 2014, decreasing our average cost per employee during the year ended December 31, 2014.

Salaries, employee benefits, social security taxes and share based compensation, the main component of cost of revenues, increased by $16.8 million, or 18.5% to $107.5 million for 2014 from $90.7 million for 2013. Salaries, employee benefits and social security taxes include a $0.04 million share-based compensation expense in 2014 and $0.2 million share-based compensation expense in 2013.

Depreciation and amortization expense included in the cost of revenues increased by $0.6 million, or 18.8%, to $3.8 million for 2014 from $3.2 million for 2013. The increase was primarily attributable to an increase in software licenses acquired in 2014 related to the delivery of our services.

Travel and housing increased by $3.7 million, or 84.1%, to $8.1 million for 2014 from $4.4 million for 2013. The increase was primarily attributable to the increased headcount in IT professionals described above, an increase in the number of projects requiring onsite presence and lower reimbursements from our customers.

Selling, General and Administrative Expenses

Selling, general and administrative expense was $57.3 million for 2014, representing an increase of $2.5 million from $54.8 million for 2013. The increase was primarily attributable to a $1.1 million increase in salaries, employee benefits and social security taxes related to the addition of a number of senior sales executives both in our main market, the United States; a $0.3 million increase in depreciation and amortization expense; a $1.2 million increase in office and rental expenses as a result of new delivery centers in Mexico, Peru, Colombia and a new sales office in New York, United States. The increases in office expenses, rental expenses and depreciation and amortization expense were related to the opening of the new delivery centers. In addition, there was a $0.4 million increase in professional fees including audit and other professional services. Allowances for doubtful accounts decreased by $0.8 million. Selling, general and administrative expenses as a percentage of revenues decreased to 28.7% for 2014 from 34.6% for 2013. Share-based compensation expense within selling, general and administrative expenses accounted for $0.6 million, or 0.3%, as a percentage of revenues for 2014, and $0.6 million, or 0.4%, as a percentage of revenues for 2013.

Impairment of Tax Credits, Net of Recoveries

Impairment of tax credits, net of recoveries, decreased by $11.1 million to a gain of $1.5 million for 2014 compared to a loss of $9.6 million for 2013. This decrease is attributable to the recovery of a portion of the valuation allowance of $9.6 million recorded as of December 31, 2013.

Gain on Transaction with Bonds

Gain on transaction with bonds decreased by $17.0 million to $12.6 million for 2014 compared to $29.6 million for 2013. This decrease is explained by two factors: (i) a decrease in the amount of money transacted in bonds and (ii) a decrease in the spread between the implied exchange rate when comparing U.S. dollar-denominated bonds purchased in the U.S. debt markets (in U.S. dollars) and the fair value of those same bonds in the Argentine debt markets (in Argentine pesos).

Gain on transaction with bonds — proceeds received as payment for exports was nil for 2014 compared to $29.6 million for 2013. This decrease was attributed to our decision to discontinue the use of U.S. dollar-denominated BODEN as payment from our U.S. subsidiaries for services provided by our Argentine subsidiaries. Gain on transaction with bonds — proceeds received from capital contributions amounted to $12.6 million for 2014 compared to nil for 2013. This increase is attributable to the capital contributions made to our Argentine subsidiaries in order to allow them to make capital expenditures to establish delivery centers in Argentina and to finance working capital needs. Our Argentine subsidiaries used the capital contributions to purchase U.S. dollar-denominated BODEN and BONAR acquired in the U.S. debt markets (in U.S. dollars). After receiving the BODEN and BONAR and after holding them for a certain period of time, our Argentine subsidiaries sold the BODEN and BONAR in the Argentine market. Because the fair value of the BODEN and BONAR in the Argentine markets, converted at the U.S. dollar official exchange rate prevailing in Argentina (which is the rate used to convert transactions in foreign currencies into our Argentine subsidiaries’ functional currency, which is the U.S. dollar), during 2014 was higher than the quoted U.S. dollar price for the BODEN and BONAR in the U.S. markets, we recognized a gain when remeasuring the fair value of the BODEN and BONAR (expressed in Argentine pesos) into U.S. dollars at the official exchange rate prevailing in Argentina

Finance Income

Finance income for 2014 was $10.3 million compared to $4.4 million for 2013, resulting primarily from foreign exchange gains of $6.4 million, investment gains of $3.8 million and other interest income for $0.1 million.

Finance Expense

Finance expense increased to $11.2 million for 2014 from $10.0 million for 2013, primarily reflecting a foreign exchange loss of $9.3 million mainly related to the impact of the weakening of the Argentine peso against the U.S. dollar on our Argentine peso-denominated monetary assets, and interest expense of $1.5 million. Other financial expenses totaled $0.4 million.

Other Income and Expenses, Net

Other income and expenses, net decreased to a gain of $0.4 million for 2014 from a gain of $1.5 million for 2013. Our 2014 gain was primarily attributable to the bargain business combination of BlueStar Peru. Our 2013 gain was primarily attributable to a $1.7 million gain from the remeasurement of a contingent liability.

Income Tax

Income tax expense amounted to $8.9 million for 2014, an increase of $2.9 million from a $6.0 million income tax gain for 2013. The increase in income tax expense was attributable to higher profit before income tax in the subsidiaries where we operate. Our effective tax rate (calculated as income tax gain or expense divided by the profit before income tax) decreased to 26.1% for 2014 from 30.4% for 2013.

Net Income for the Year

As a result of the foregoing, we had a net income of $25.3 million for 2014, compared to $13.8 million for 2013.

2013 Compared to 2012

Revenues

Revenues were $158.3 million for 2013, representing an increase of $29.5 million, or 22.9%, from $128.8 million for 2012.

Revenues from North America increased by $22.9 million, or 21.6%, to $128.8 million for 2013 from $105.9 million for 2012. Revenues from Europe increased by $1.5 million, or 13.2%, to $12.9 million for 2013 from $11.4 million for 2012. Revenues from Latin America and other countries increased by $5.1 million, or 44.3%, to $16.6 million for 2013 from $11.5 million for 2012.

Revenues from technology and telecommunications clients increased by $4.5 million, or 12.0%, to $42.0 million for 2013 from $37.5 million for 2012. The increase in revenues from clients in this industry vertical was primarily attributable to quality engineering services. Revenues from professional services clients increased by $6.2 million, or 23.8%, to $32.2 million for 2013 from $26.0 million for 2012. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to enterprise consumerization, big data and high performance solutions and the cross-selling capabilities of our Studios. Revenues from media and entertainment clients increased by $0.7 million, or 2.4%, to $29.4 million for 2013 from $28.7 million for 2012. The increase in revenues from clients in this industry vertical was primarily attributable to a higher demand for our gaming solutions, mobile applications, and consumer experience, user experience and social practices. Revenues from banks, financial services and insurance clients increased by $6.3 million, or 43.8%, to $20.7 million for 2013 from $14.4 million for 2012. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to user experience and social, and quality engineering. Revenues from consumer, retail and manufacturing clients increased by $11.1 million, or 108.8%, to $21.3 million for 2013 from $10.2 million for 2012. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to testing services, mobile applications, and user experience and social practices, supported by the cross-selling capabilities of our Studios. Revenues from travel and hospitality clients decreased by $0.3 million, or 2.8%, to $10.6 million for 2013 from $10.9 million for 2012. This decrease is primarily attributable to reduction in demand for consumer experience and automated testing services. Revenues from clients in other verticals increased by $1.0 million, or 90.9%, to $2.1 million for 2013 from $1.1 million for 2012.

Revenues from our top ten clients in 2013 increased by $4.9 million, or 8.4%, to $62.9 million from revenues of $58.0 million in 2012, reflecting our ability to increase the scope of our engagement with our main customers. Revenues from our largest client for 2013, Walt Disney Parks and Resorts Online, decreased by $1.8 million, or 15.0%, to $10.2 million for 2013 from $12.0 million for 2012.

Cost of Revenues

Cost of revenues was $99.6 million for 2013, representing an increase of $19.0 million, or 23.6%, from $80.6 million for 2012. The increase was primarily attributable to the net addition of 510 IT professionals since December 31, 2012, an increase of 21.2%, to satisfy growing demand for our services, and partially offset by a $4.4 million reduction in share-based compensation expense associated with our stock option plan. The decrease in share-based compensation expense is due to our decision to replace our existing share appreciation right (“SAR”) program in 2012 with a stock option program, which resulted in a higher share-based compensation expense during 2012. Cost of revenues as a percentage of revenues increased to 62.9% for 2013 from 62.6% for 2012. Share-based compensation expense accounted for 0.1% of revenues in 2013 as compared to 3.6% in 2012.

Salaries, employee benefits, social security taxes and share-based compensation expense, the main component of cost of revenues, increased by $15.3 million, or 20.3% to $90.7 million for 2013 from $75.4 million for 2012. Salaries, employee benefits and social security taxes include a $0.2 million share-based compensation expense in 2013 and $4.6 million share-based compensation expense in 2012.

Depreciation and amortization expense included in the cost of revenues increased by $1.2 million, or 60.0%, to $3.2 million for 2013 from $2.0 million for 2012. The increase was primarily attributable to an increase in software licenses acquired in 2013 related to the delivery of our services.

Travel and housing increased by $2.5 million, or 131.6%, to $4.4 million for 2013 from $1.9 million for 2012. The increase was primarily attributable to the increased headcount in IT professionals described above, an increase in the number of projects and lower reimbursements from our customers.

Selling, General and Administrative Expenses

Selling, general and administrative expense was $54.8 million for 2013, representing an increase of $7.1 million from $47.7 million for 2012. The increase was primarily attributable to a $4.3 million increase in salaries, employee benefits and social security taxes related to the addition of a number of senior executives both in our headquarters in Argentina and in our main market, the United States; a $1.1 million increase in depreciation and amortization expense; a $6.5 million decrease in share-based compensation expense associated with our share-based compensation plan; and a $1.6 million increase in office and rental expenses as a result of the full year impact of the opening of two delivery centers in Buenos Aires, one in Mar del Plata and one in Tucumán Argentina, one in San Francisco, United States and one in Montevideo, Uruguay. The increases in office expenses, rental expenses and depreciation and amortization expense were related to the opening of new facilities in Argentina, Uruguay and the United States, as well as overhead costs related to the opening of new offices to support our growth. The decrease in share-based compensation expense is due to our decision to replace our existing SAR program in 2012 with a stock option program, which resulted in a higher share-based compensation expense during 2012. In addition, there was a $2.4 million increase in professional fees including audit and other professional services. Selling, general and administrative expenses as a percentage of revenues decreased to 34.6% for 2013 from 37.0% for 2012. Share-based compensation expense within selling, general and administrative expenses accounted for $0.6 million, or 0.4%, as a percentage of revenues for 2013, and $7.1 million, or 5.5%, as a percentage of revenues for 2012.

Impairment of Tax Credits, Net of Recoveries

Impairment of tax credits, net of recoveries increased to $9.6 million for 2013 compared to nil for 2012. This increase is attributable to the recording of a valuation allowance of $9.6 million at December 31, 2013 to reduce the carrying value of the tax credits generated under the Software Promotion Law to their estimated net realizable value, as a result of a substantial doubt as to the recoverability of a portion of the tax credits.

Gain on Transaction with Bonds

Gain on transaction with bonds — proceeds received as payment for exports was $29.6 million for 2013 compared to nil for 2012. Since January 2013, our U.S. subsidiary has paid for a portion of the services provided by our Argentine subsidiaries by the delivery of U.S. dollar-denominated BODEN purchased in the U.S. debt markets (in U.S. dollars). The BODEN are then delivered to our Argentine subsidiaries as payment for services rendered and, after being held by our Argentine subsidiaries for between 10 and 30 days (on average), are sold in the Argentine debt markets for Argentine pesos. Because the fair value of the BODEN in the Argentine debt markets (in Argentine pesos) during 2013 was higher than the quoted U.S. dollar price for the BODEN in the U.S. debt markets (in U.S. dollars) converted at the official exchange rate prevailing in Argentina (which is the rate used to convert transactions in foreign currency into our Argentine subsidiaries’ functional currency), we recognized a gain when remeasuring the fair value (expressed in Argentine pesos) of the BODEN into U.S. dollars at the official exchange rate prevailing in Argentina.

Finance Income

Finance income for 2013 was $4.4 million compared to $0.4 million for 2012, resulting primarily from foreign exchange gains and interest on mutual funds.

Finance Expense

Finance expense increased to $10.0 million for 2013 from $2.7 million for 2012, primarily reflecting a foreign exchange loss of $7.8 million mainly related to the impact of the weakening of the Argentine peso against the U.S. dollar on our Argentine peso-denominated tax credits, and interest expense of $1.8 million. Other financial expenses totaled $0.4 million.

Other Income and Expenses, Net

Other income and expenses, net increased to a gain of $1.5 million for 2013 from a gain of $0.3 million for 2012. This increase is primarily attributable to a $1.7 million gain from the remeasurement of a contingent liability related to the acquisition of Terraforum.

Income Tax

Income tax expense amounted to $6.0 million for 2013, an increase of $6.2 million from a $0.2 million income tax gain for 2012. The increase in income tax expense was attributable to higher profit before income tax, principally due to the gain on transactions with BODEN and lower share-based compensation expense in 2013. Our effective tax rate (calculated as income tax gain or expense divided by the loss or profit before income tax) for 2013 amounted to 30.4%.

Net Income for the Year

As a result of the foregoing, we had a net income of $13.8 million for 2013, compared to a loss of $1.3 million for 2012. As described above, the results for 2012 included a share-based compensation expense of $11.7 million and a deferred tax gain resulting from such share-based compensation expense of $2.4 million. Excluding these two items, our net income for 2012 would have been $8.0 million.

Selected Quarterly Results

The following tables set forth our unaudited interim consolidated quarterly results for the 12 quarters in the period from January 1, 2012 to December 31, 2014. The information in the following tables should be read together with our consolidated financial statements and related notes included elsewhere in this March 2015 6-K. We have prepared the unaudited condensed consolidated financial statements for the quarters presented on the same basis as our audited consolidated financial statements. As described in note 1 to our audited consolidated financial statements, until December 9, 2012, we conducted our business through a holding company domiciled in Spain. On December 10, 2012, we incorporated our company, Globant S.A., as a société anonyme under the laws of the Grand Duchy of Luxembourg and the Spanish holding company became our wholly-owned subsidiary. The condensed consolidated financial statements for the unaudited interim consolidated quarterly results presented below are not included in this March 2015 6-K. The unaudited interim consolidated quarterly results set forth below include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. The unaudited interim consolidated quarterly results are historical and may not be indicative of future results.

	Three months ended
	March 31, 2012	June 30, 2012	September 30, 2012
	(in thousands)
Consolidated Statements of profit or loss and other comprehensive income:
Revenues	27,485	29,405	34,290
Cost of revenues	(16,522)	(20,897)	(20,908)
Gross profit	10,963	8,508	13,382
Selling, general and administrative expenses	(8,694)	(16,052)	(10,758)
Profit from operations	2,269	(7,544)	2,624
Finance expense, net	(765)	(666)	(335)
Other income and expenses, net	—	—	—
Profit before income tax	1,504	(8,210)	2,515
Income tax expense	(261)	1,833	(688)
Net income (loss) for the period	1,243	(6,377)	1,827

	Three months ended
	March 31, 2012	June 30, 2012	September 30, 2012
	(expressed as a percentage of revenue)
Consolidated Statements of profit or loss and other comprehensive income, as a percentage of revenue:
Revenue	100%	100%	100%
Cost of revenues	(60.1)	(71.1)	(61.0)
Gross profit	39.9	28.9	39.0
Selling, general and administrative expense	(31.6)	(54.6)	(31.4)
Profit from operations	8.3	(25.7)	7.6
Finance expense, net	(2.8)	(2.3)	(1.0)
Other income and expenses, net			0.7
Profit before income expense	5.5	(28.0)	7.3
Income tax expense	(0.9)	6.2	(2.0)
Net income (loss) for the period	4.6	(21.8)	5.3

	Three months ended
	March 31, 2012	June 30, 2012	September 30, 2012
	(in thousands, except for percentages)
Other data:
Adjusted gross profit(1)	11,379	12,943	13,835
Adjusted gross profit margin percentage(1)	41.4%	44.0%	40.3%
Adjusted selling, general and administrative expenses(2)	(8,374)	(8,930)	(9,725)
Adjusted profit from operations(3)	2,269	3,040	2,697
Adjusted profit from operations margin percentage(3)	8.3%	10.3%	7.9%
Adjusted net income for the period(4)	1,243	4,207	1,900
Adjusted net income margin percentage for the period(4)	4.5%	14.3%	5.5%

(1)	To supplement our gross profit presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted gross profit, which is adjusted from gross profit, the most comparable IFRS measure, to exclude depreciation and amortization expense and share-based compensation expense included in cost of revenues. We also present the non-IFRS financial measure of adjusted gross profit margin percentage, which reflects adjusted gross profit margin as a percentage of revenues. We believe these measures help illustrate underlying trends in our business and use such measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating its performance.

	Three months ended
	March 31, 2012	June 30, 2012	September 30, 2012
	(in thousands)
Reconciliation of adjusted gross profit:
Gross profit	$10,963	$8,508	$13,382
Adjustments
Depreciation and amortization expense	416	413	468
Share-based compensation expense	—	4,022	(15)
Adjusted gross profit	$11,379	$12,943	$13,835

(2)	To supplement our selling, general and administrative expenses presented in accordance with IFRS, we use the non- IFRS financial measure of adjusted selling, general and administrative expenses, which is adjusted from selling, general and administrative expenses, the most comparable IFRS measure, to exclude depreciation and amortization expense and share-based compensation expense included in selling, general and administrative expenses. We believe these measures help illustrate underlying trends in our business and use such measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating its performance.

	Three months ended
	March 31, 2012	June 30, 2012	September 30, 2012
	(in thousands)
Reconciliation of adjusted selling, general and administrative expenses:
Selling, general and administrative expenses	$(8,694)	$(16,052)	$(10,758)
Adjustments
Depreciation and amortization expense	320	560	945
Share-based compensation expense	—	6,562	88
Adjusted selling, general and administrative expenses	$(8,374)	$(8,930)	$(9,725)
(3)	To supplement our profit presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted profit from operations, which is adjusted from profit from operations, the most comparable IFRS measure, to exclude share-based compensation expense and the impairment of tax credits, net of recoveries. We present the non-IFRS financial measure of adjusted profit from operations margin percentage, which reflects adjusted profit from operations as a percentage of revenues. We believe these measures help illustrate underlying trends in our business and use such measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating its performance.

	Three months ended
	March 31, 2012	June 30, 2012	September 30, 2012
	(in thousands)
Reconciliation of adjusted profit from operations:
Profit from operations	$2,269	$(7,544)	$2,624
Adjustments
Share-based compensation expense	—	10,584	73
Adjusted profit from operations	$2,269	3,040	$2,697
(4)	To supplement our net income presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted net income for the period, which is adjusted from net income, the most comparable IFRS measure, to exclude share-based compensation expense. We present the non-IFRS financial measure of adjusted net income margin percentage for the period, which reflects adjusted net income for the period as a percentage of revenues. We believe these measures help illustrate underlying trends in our business and use such measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating its performance.

	Three months ended
	March 31, 2012	June 30, 2012	September 30, 2012
	(in thousands)
Reconciliation of adjusted profit for the period:
Net income (loss) for the period	$1,243	$(6,377)	$1,827
Adjustments
Share-based compensation expense	—	10,584	73
Adjusted net income for the period	$1,243	$4,207	$1,900

	Three months ended
	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
	(in thousands)
Condensed Interim Consolidated Statements of profit or loss and other comprehensive income:
Revenue	$37,669	$34,351	$37,371	$40,367	$46,235	$43,125	$49,404	$51,959	$55,117
Cost of revenues	(22,285)	(22,076)	(23,511)	(24,686)	(29,330)	(26,359)	(29,378)	(31,596)	(34,360)
Gross profit	15,384	12,275	13,860	15,681	16,905	16,766	20,026	20,363	20,757
Selling, general and administrative expense	(12,176)	(11,567)	(13,267)	(13,904)	(16,103)	(12,941)	(13,392)	(15,103)	(15,852)
Impairment of tax credits, net of recoveries	—	—	—	—	(9,579)	(416)	(365)	(40)	2,326
Profit (loss) from operations	3,208	708	593	1,777	(8,777)	3,409	6,269	5,220	7,231
Gain on transaction with bonds	—	3,107	8,187	9,525	8,758	2,606	2,173	5,244	2,606
Finance expense, net	(543)	(739)	(1,365)	(1,670)	(1,831)	(942)	(435)	(271)	704
Other income and expenses, net	65	—	—	1,703	(198)	(33)	6	(23)	430
Profit (loss) before income tax	2,730	3,076	7,415	11,335	(2,048)	5,040	8,013	10,170	10,971
Income tax (expense) gain	(724)	(687)	(1,810)	(1,718)	(1,794)	(1,616)	(2,112)	(2,380)	(2,823)
Net income (loss) for the period	$2,006	$2,389	$5,605	$9,617	$(3,842)	$3,424	$5,901	$7,790	$8,148

	Three months ended
	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
	(expressed as a percentage of revenue)
Condensed Interim Consolidated Statements of profit or loss and other comprehensive income:
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenues	(59.2)	(64.3)	(62.9)	(61.2)	(63.4)	(61.1)	(59.5)	(60.8)	(62.3)
Gross profit	40.8	35.7	37.1	38.8	36.6	38.9	40.5	39.2	37.7
Selling, general and administrative expense	(32.3)	(33.7)	(35.5)	(34.4)	(34.8)	(30.0)	(27.1)	(29.1)	(28.8)
Impairment of tax credits, net of recoveries	—	—	—	—	(20.7)	(1.0)	(0.7)	(0.1)	4.2
Profit (loss) from operations	8.5	2.0	1.6	4.4	(18.9)	7.9	12.7	10.0	13.1
Gain on transaction with bonds	—	9.0	21.9	23.6	18.9	6.0	4.4	10.1	4.7
Finance expense, net	(1.4)	(2.2)	(3.7)	(4.1)	(4.0)	(2.2)	(0.9)	(0.5)	1.3
Other income and expenses, net	0.2	—	—	4.2	(0.4)	(0.1)	—	—	0.8
Profit (loss) before income tax	7.3	8.8	19.8	28.1	(4.4)	11.6	16.2	19.6	19.9
Income tax (expense) gain	(1.9)	(2.0)	(4.8)	(4.3)	(3.9)	(3.7)	(4.3)	(4.6)	(5.1)
Net income (loss) for the period	$5.4	$6.8	$15.0	$23.8	$(8.3)	$7.9	$11.9	$15.0	$14.8

	Three months ended
	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
	(in thousands, except for percentages)
Other data:
Adjusted gross profit(1)	$16,688	$12,989	$14,446	$16,576	$18,115	$17,625	$20,903	$21,313	$21,919
Adjusted gross profit margin percentage(1)	44.3%	37.8%	38.7%	41.1%	39.2%	40.9%	42.3%	41.0%	39.8%
Adjusted selling, general and administrative expenses(2)	$(10,780)	$(10,570)	$(12,150)	$(12,541)	$(15,036)	$(11,999)	$(12,387)	$(13,420)	$(14,679)
Adjusted profit from operations(3)	$4,260	$790	$613	$2,199	$1,071	$3,833	$6,673	$5,830	$4,905
Adjusted profit from operations margin percentage(3)	11.3%	2.3%	1.6%	5.4%	2.3%	8.9%	13.5%	11.2%	8.9%
Adjusted net income (loss) for the period(4)	$3,058	$2,471	$5,625	$10,039	$(3,573)	$3,432	$5,940	$8,360	$8,148
Adjusted net income (loss) margin percentage for the period(4)	8.1%	7.2%	15.1%	24.9%	(7.7)%	8.0%	12.0%	16.1%	14.8%

(1)	To supplement our gross profit presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted gross profit, which is adjusted from gross profit, the most comparable IFRS measure, to exclude depreciation and amortization expense and share-based compensation expense included in cost of revenues. We also present the non-IFRS financial measure of adjusted gross profit margin percentage, which reflects adjusted gross profit margin as a percentage of revenues. We believe these measures help illustrate underlying trends in our business and use such measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating its performance.

	Three months ended
	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
	(in thousands)
Reconciliation of adjusted gross profit:
Gross profit	$15,384	$12,275	$13,860	$15,681	$16,905	$16,766	$20,026	$20,363	$20,757
Adjustments
Depreciation and amortization expense	667	681	578	863	1,093	855	847	949	1,162
Share-based compensation expense	637	33	8	32	117	4	30	1	—
Adjusted gross profit	$16,688	$12,989	$14,446	$16,576	$18,115	$17,625	$20,903	$21,313	$21,919
(2)	To supplement our selling, general and administrative expenses presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted selling, general and administrative expenses, which is adjusted from selling, general and administrative expenses, the most comparable IFRS measure, to exclude depreciation and amortization expense and share-based compensation expense included in selling, general and administrative expenses. We believe these measures help illustrate underlying trends in our business and use such measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating its performance.

	Three months ended
	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
	(in thousands)
Reconciliation of adjusted selling, general and administrative expenses:
Selling, general and administrative expenses	$(12,176)	$(11,567)	$(13,267)	$(13,904)	$(16,103)	$(12,941)	$(13,392)	$(15,103)	$(15,852)
Adjustments
Depreciation and amortization expense	981	948	1,105	973	915	938	996	1,114	1,173
Share-based compensation expense	415	49	12	390	152	4	9	569	—
Adjusted selling, general and administrative expenses	$(10,780)	$(10,570)	$(12,150)	$(12,541)	$(15,036)	$(11,999)	$(12,387)	$(13,420)	$(14,679)
(3)	To supplement our profit (loss) presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted profit from operations, which is adjusted from profit (loss) for the period, the most comparable IFRS measure, to exclude share-based compensation expense and impairment of tax credits, net of recoveries. In addition, we present the non-IFRS financial measure of adjusted profit from operations margin percentage, which reflects adjusted profit from operations as a percentage of revenues. We believe these measures help illustrate underlying trends in our business and use such measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating its performance.

	Three months ended
	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
	(in thousands)
Reconciliation of adjusted profit from operations:
Profit from operations	$3,208	$708	$593	$1,777	$(8,777)	$3,409	$6,269	$5,220	$7,231
Adjustments
Impairment of tax credits, net of recoveries	—	—	—	—	9,579	416	365	40	(2,326)
Share-based compensation expense	1,052	82	20	422	269	8	39	570	—
Adjusted profit from operations	$4,260	$790	$613	$2,199	$1,071	$3,833	$6,673	$5,830	$4,905
(4)	To supplement our net income (loss) presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted net income for the period, which is adjusted from net income (loss) for the period, the most comparable IFRS measure, to exclude share-based compensation expense. In addition, we present the non-IFRS financial measure of adjusted net income margin percentage for the period, which reflects adjusted net income for the period as a percentage of revenues. We believe these measures help illustrate underlying trends in our business and use such measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating its performance.

	Three months ended
	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
	(in thousands)
Reconciliation of adjusted net income (loss) for the period:
Net income (loss) for the period	$2,006	$2,389	$5,605	$9,617	$(3,842)	$3,424	$5,901	$7,790	$8,148
Adjustments
Share-based compensation expense	1,052	82	20	422	269	8	39	570	—
Adjusted net income (loss) for the period	$3,058	$2,471	$5,625	$10,039	$(3,573)	$3,432	$5,940	$8,360	$8,148

As most of our revenues are derived from contracts priced on a time-and-materials basis (where our materials costs consist of travel and out-of-pocket expenses), we typically experience lower revenues in the first and second quarters of the year due to the seasonality of our business. In addition, our quarterly operating results can fluctuate from quarter to quarter and are affected by many factors including, among others, business volume from our clients, the exchange rates in the countries where we operate, changes in general economic conditions in the United States, and our customers’ spending on technology. We believe that our revenues will continue to be affected in the future by these factors.

During the quarterly periods presented above, our quarterly revenues increased in every quarter as compared to the previous quarter. The first quarter of each year is impacted by the summer months in Latin America, Carnival holidays and the Easter holiday (which occurs in March or April depending on the year), which consequently reduce the number of working days during that period. Despite these challenges, our quarterly revenues for the three months ended March 31, 2013 increased by 25.0% compared to the three months ended March 31, 2012 and quarterly revenues for the three months ended March 31, 2014, increased by 25.5% compared to the three months ended March 31, 2013. Revenues for the quarter ended December 31, 2014 amounted to $55.1 million.

Our adjusted gross profit margin percentage has been stable over most of the quarterly periods presented above. The quarterly periods in 2013 were impacted by the level of utilization of our Brazilian operations, which we acquired in October 2012 and the adverse impact of the official exchange rate in Argentina for Argentine pesos to U.S. dollars, which was much lower than the market rate. The first quarter of each year tends to have lower adjusted gross margins due to the effects on revenues described above. However, the first quarter of 2014 shows a strong increase in adjusted gross margins, primarily as a result of the devaluation of the Argentine peso. Adjusted gross margins for the year ended December 31, 2014 exceeded those for the same period during 2013.

Our adjusted gross profit margin percentage and selling, general and administrative expenses were impacted in the second quarter of 2012 by a large share-based compensation expense. In addition, since 2012, we decided to increase our expenditures in selling, general and administrative expenses, primarily in sales, information technology and finance, in preparation for our becoming a public company. We believe the current structure can support our company during this year. During the year ended December 31, 2014, our selling, general and administrative expenses measured as a percentage of sales decreased compared to 2013, as the company gained operating leverage.

Net income for the period tends to be higher in the second two quarters of the year, when utilization is at its highest levels and the impact of annual salary increases, which generally takes place in the second quarter of each year, has been mostly absorbed. Net income for the fourth quarter and full year 2013 reflect a robust increase as we benefited from gains on transactions with BODEN received as payment for the exports of a portion of services performed by our Argentine subsidiaries. Net income for the year ended December 31, 2013 was adversely affected by the recording of valuation allowances of $9.6 million at December 31, 2013 to reduce the carrying value of the tax credit generated under the Software Promotion Law as originally enacted in 2004 to its estimated net realizable value, as a result of our substantial doubt as to the recoverability of that credit based on our interpretation of regulations issued during the three months ended March 31, 2014. The fourth quarter of 2014 included a $2.3 million recovery of tax credits for which a valuation allowance was created in the quarter ended December 31, 2013. The fourth quarter of 2014 also showed a strong improvement in net income for the period as a result of our improved operating performance.

Liquidity and Capital Resources

Capital Resources

Our primary sources of liquidity are cash flows from operating activities and borrowings under our credit facilities. Historically, we have also raised capital through several rounds of equity financing ($3.0 million in 2007, $4.6 million in 2008, $5.8 million in 2011 and $2.0 million in 2012, net of expenses). In July 2014, we raised $40.4 million in our initial public offering, net of underwriting fees and expenses. For the year 2014, we derived 87.6% of our revenues from clients in North America and Europe pursuant to contracts that are entered into by our subsidiaries located in the United States and the United Kingdom. Under those contracts, the clients pay the U.S. and United Kingdom subsidiaries (depending on where the client is located) directly. In most instances, the U.S. and United Kingdom subsidiaries in turn contract with our subsidiaries in Argentina, Colombia, Uruguay, Peru and Mexico to perform the services to be delivered to our clients and compensate those subsidiaries for their services in accordance with transfer pricing arrangements in effect from time to time. Under these arrangements, earnings and cash flows from operations are generated not just in Argentina but also in the other jurisdictions in which we conduct operations. As a result, our non-Argentine subsidiaries do not depend on the transfer of cash from our Argentine subsidiaries to meet their working capital requirements or other cash obligations.

Our primary cash needs are for capital expenditures (consisting of additions to property and equipment and to intangible assets) and working capital. From time to time we also require cash to fund acquisitions of businesses.

We incur capital expenditures to open new delivery centers, for improvements to existing delivery centers, for infrastructure-related investments and to acquire software licenses.

The following table sets forth our historical capital expenditures for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013(**)	2012(*)
	(in thousands)
Capital expenditures	$11,985	$10,702	$7,643

*	Excludes impact of TerraForum and Globers acquisitions.
**	Excludes impact of Huddle acquisition.

During the year ended December 31, 2014, we invested $12.0 million in capital expenditures, primarily on the final payments related to the acquistions of delivery centers in Bahia Blanca, La Plata, Mar del Plata and Tucumán. We also invested in setting up new delivery centers in Mexico City in Mexico, Mar del Plata in Argentina, Bogatá in Colombia and a client management location in New York in the United States.

During 2013, we invested $10.7 million on capital expenditures, primarily on the opening of three delivery centers in Argentina, in Bahia Blanca, La Plata and Tucumán, and the expansion of our existing delivery center in Uruguay and on the opening of new delivery centers in Argentina. Capital expenditures vary depending on the timing of new delivery center openings and improvements of existing delivery centers and, primarily with respect to the acquisition of software licenses, on the specific requirements of client projects.

During 2012, we invested $7.6 million on capital expenditures, primarily on the opening of new delivery centers in Buenos Aires, Córdoba, and Tucumán in Argentina and San Francisco, California and the expansion of our existing delivery center in Montevideo, Uruguay. Capital expenditures vary depending on the timing of new delivery center openings and improvements of existing delivery centers and, primarily with respect to acquisition of software licenses, on the specific requirements of client projects.

On October 11, 2013, we entered into several definitive agreements relating to our acquisition of the Huddle Group. On October 23, 2014, we completed the acquisition of Huddle Investment.

On October 10, 2014, we entered into a consulting services agreement with AEP to provide software services in the United States and other jurisdictions for the following three years. On that same date, we also entered into a stock purchase agreement with AEP Retail to purchase 100% of the capital stock of BlueStar Holdings, whose only material asset is 100% of the capital stock of BlueStar Peru. BlueStar Peru is engaged in the business of providing information technology support services to the retail electric industry. The aggregate purchase price under the stock purchase agreement amounts to $1.4 million, equal to the net working capital of BlueStar Holdings as of the acquisition date.

With a team of 156 employees at the time of the acquisition, the Huddle Group focuses on offering innovative and agile software solutions for leading companies primarily in the media and entertainment industries. The Huddle Group specializes in providing services such as application development, testing, infrastructure management, application maintenance and outsourcing, among others. This acquisition advances our strategy of becoming a global leader in the creation of innovative software products by focusing on new technologies and trends such as gaming, mobile, cloud computing, social media, wearables, internet of things and big data.

On October 26, 2012, we acquired TerraForum, an innovation consulting and software development firm in Brazil, for an aggregate purchase price of up to approximately $4.4 million, $2.6 million of which is payable on a deferred basis and subject to reduction upon the occurrence of certain events relating, among other things, to the acquired company’s gross revenue and gross profit for the year ended December 31, 2012. We were not required to pay $1.7 million of the contingent consideration due to the fact that certain financial targets, including gross revenue and gross profit for the year ended December 31, 2012, were not achieved. Individual shareholders of TerraForum may elect to receive up to approximately $0.3 million of the deferred payment amount in our common shares, valued at $0.90 per common share, subject to our right to revoke this option and effect the payment in cash. The U.S. dollar amounts in this paragraph other than the per share amount were translated from Brazilian reais into U.S. dollars using the selling rate as reported by the Brazilian Central Bank as of October 26, 2012 of approximately R$2.03 to U.S.$1.00. The acquisition of TerraForum will allow us to expand into one of the largest economies in the world and broaden the services provided to our current client portfolio, strengthening our position as a leader in the creation of innovative software products.

Our primary working capital requirements are to finance our payroll-related liabilities during the period from delivery of our services through invoicing and collection of trade receivables from clients.

We will continue to invest in our subsidiaries. In the event of any repatriation of funds or declaration of dividends from our subsidiaries, there is no tax effect to us because dividends from foreign subsidiaries are exempt from taxes.

In July 2011, we completed the acquisition of 100% of the share capital of Nextive for total consideration of $5.8 million, net of expenses, of which $1.4 million was paid in cash at closing. The remaining $4.4 million is payable in three equal installments in 2012, 2013 and 2014, plus interest at the rate of 8% on the outstanding amount. The 2012 and 2013 installments were paid.

As of December 31, 2014, we had cash and cash equivalents and investments of $62.2 million, primarily held in Argentine peso and U.S. dollar-denominated accounts in the Argentina and the United States. Our U.S. subsidiary had a $15.0 million secured working capital facility with Bridge Bank (none of which was drawn as of December 31, 2014) and our principal Argentine subsidiary had a number of short-term unsecured credit lines with various banks in Argentina (under which a total of $0.9 million was outstanding as of December 31, 2014).

On May 6, 2013, our U.S. subsidiary renewed its working capital facility with Bridge Bank on substantially the same terms as the subsidiary’s previous working capital facility. Under our U.S. subsidiary’s working capital facility, its borrowing capacity is equal to the lesser of (i) $15.0 million and (ii) 80% of its eligible trade receivables. Advances under the working capital facility accrue interest at Bridge Bank’s prime rate (currently 3.25%) plus an applicable margin of 0.25%. This working capital facility is guaranteed by Globant and is secured by the borrower’s trade receivables. This facility matures on May 6, 2015 and includes certain financial covenants. The financial covenants include the requirements that our U.S. subsidiary maintain (i) an asset coverage ratio; (ii) a minimum tangible net worth; and (iii) a maximum leverage ratio. The working capital facility includes customary negative and affirmative covenants. The negative covenants include, among others, limitations on: subordinated indebtedness; payment of dividends; liens; disposition of assets; consolidations and mergers; investments; and transactions with affiliates. The affirmative covenants include, among others, the requirement to provide audited annual and unaudited monthly financial statements, quarterly and annual compliance certificates, and other financial and operating information. As of December 31, 2014, and as of the date of this March 2015 6-K, our U.S. subsidiary was in compliance with all covenants contained in this working capital facility.

Our principal Argentine subsidiary’s lines of credit are denominated in Argentine pesos and bear interest at fixed rates ranging from 7.0% to 15.25% and have maturity dates ranging from January 2015 to December 2017.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated:

	Year ended December 31,
	2014	2013	2012
	(in thousands)
Profit before income tax (gain) expense adjusted for non cash items(1)	$27,587	$8,909	$16,454
Changes in working capital	(5,033)	(4,757)	(7,990)
Income tax paid	(10,959)	(2,941)	(749)
Net cash provided by (used in) operating activities	11,595	1,211	7,715
Net cash (used in) provided by investing activities	(23,681)	7,769	(9,162)
Net cash (used in) provided by financing activities	31,169	2,071	2,201
Effect of exchange rate changes on cash and cash equivalents	(1,939)	(1,685)	(82)
Cash and cash equivalents at the beginning of the year	17,051	7,685	7,013
Cash and cash equivalents at the end of the year	34,195	17,051	7,685
Increase in cash and cash equivalents	$17,144	$9,366	$672

(1)	Profit before income tax gain (expenses) adjusted for non-cash items consists of the sum of the following items:

	Year ended December 31,
	2014	2013	2012
	(in thousands)
Net income (Loss) for the year	$25,263	$13,769	$(1,301)
Share-based compensation expense	617	793	11,709
Income tax (current and deferred)	8,931	6,009	(160)
Depreciation of property and equipment	4,902	4,967	3,889
Amortization of intangible assets	3,132	2,189	881
Allowance for doubtful accounts	130	922	121
Allowance for claims and lawsuits	529	18	19
Gain on remeasurement of contingent consideration	—	(1,703)	—
Accrued interest	378	700	1,296
Gain on transactions with bonds	(12,629)	(29,577)	—
Net gain arising on financial assets classified as held-for-trading	(3,813)	(850)	—
Impairment of tax credits, net of recoveries	(1,505)	9,579	—
Gain on investment in associates	(24)	—	—
Gain from bargain business combination(1)	(472)	—	—
Exchange differences	2,148	2,093	—
Profit before income tax (gain) expense adjusted for non cash items	$27,587	$8,909	$16,454

(1)	See note 23 to our audited consolidated financial statements.

In accordance with IFRS, the variations in the line items in the consolidated cash flow statements for 2012, 2013 and 2014 do not reflect movements in balance sheet line items attributable to the Nextive, Terraforum, Huddle and BlueStar Peru acquisitions.

Operating Activities

Net cash provided by operating activities consists primarily of profits before taxes adjusted for non-cash items, including depreciation and amortization expense, and the effect of working capital changes.

	Year ended December 31,
	2014	2013	2012
	(in thousands)
Profit before income tax (gain) expense adjusted for non-cash items(1)	$27,587	$8,909	$16,454
Changes in working capital:
Net increase in trade receivables	(6,336)	(5,971)	(7,172)
Net increase in other receivables	(5,654)	(2,987)	(4,760)
Net increase in trade payables	204	1,451	579
Net increase in payroll and social security taxes payable	4,231	3,424	3,544
Net increase (decrease) in tax liabilities and deferred tax	2,374	193	(917)
Utilization of provision of contingencies	—	(40)	—
Net increase (decrease) in other liabilities	148	(827)	736
Income tax paid	(10,959)	(2,941)	(749)
Cash provided by (used in) operating activities	$11,595	$1,211	$7,715

(1)	See note 1 to the preceding table.

Net cash provided by operating activities was $11.6 million for the year ended December 31, 2014, as compared to net cash used in operating activities of $1.2 million for the year ended December 31, 2013. This increase in net cash provided by operating activities was primarily attributable to a $18.7 million increase in profit before income tax expenses adjusted for non-cash items, a $0.3 million increase in working capital and a $8.0 million increase in income taxes paid.

Net cash provided by operating activities was $1.2 million for the year ended December 31, 2013 as compared to net cash provided by operating activities of $7.7 million for the year ended December 31, 2012. This decrease in net cash provided by operating activities was primarily attributable to a $7.5 million decrease in profit before income tax expense adjusted for non cash-items, a $3.2 million decrease in working capital requirements and a $2.2 million increase in income tax payment.

Changes in working capital in the year ended December 31, 2013 consisted primarily of a $6.0 million increase in trade receivables, and a $3.0 million increase in other receivables, partially offset by a $3.4 million increase in payroll and social security taxes payable, and a $1.5 million increase in trade payables. The $6.0 million increase in trade receivables reflects our revenue growth. The $3.0 million increase in other receivables was mainly related to the increase in Argentina’s value-added tax credits. Payroll and social security taxes payable increased to $17.8 million as of December 31, 2013 from $13.7 million as of December 31, 2012, primarily as a result of the growth in our headcount in line with our expansion.

Changes in working capital in the year ended December 31, 2014 consisted primarily of a $6.3 million increase in trade receivables, a $5.7 million increase in other receivables, primarily offset by a $4.2 million increase in payroll and social security taxes payable, and a $2.4 million increase in tax liabilities. The $6.3 million increase in trade receivables reflects our revenue growth. The $5.7 million increase in other receivables was mainly related to the increase in Argentina’s value-added tax credits. Payroll and social security taxes payable increased to $21.0 million as of December 31, 2014 from $17.8 million as of December 31, 2013, primarily as a result of the growth in our headcount in line with our expansion.

Investing Activities

Net cash of $23.7 million was used in investing activities for the year ended December 31, 2014, as compared to net cash provided of $7.8 million for the year ended December 31, 2013. During the year ended December 31, 2014, we invested $11.4 million in property and equipment, $2.5 million in intangible assets, $2.2 million in sovereign bonds and other financial assets, $6.5 million in payments under previous acquisition agreements, and we spent $1.1 million in hedging contracts.

Net cash of $7.8 million was provided by investing activities for the year ended December 31, 2013 as compared to $9.2 million of net cash used in investing activities during the year ended December 31, 2012. During the year ended December 31, 2013, we invested in mutual funds and sovereign bonds, which generated $20.5 million, and we also invested $7.3 million in fixed and intangible assets and $5.2 million in acquisition-related transactions.

Financing Activities

Net cash of $28.5 million was provided by financing activities during the year ended December 31, 2014 as compared to $2.1 million provided by financing activities in the year ended December 31, 2013. During the year ended December 31, 2014, we received net proceeds of $40.6 million from our initial public offering, we received $1.1 million from the issuance of shares under our share-based compensation plan, we paid offering-related expenses of $3.1 million, repaid outstanding debt of $9.7 million and paid interest expenses of $0.3 million.

Net cash of $2.1 million was provided by financing activities for the year ended December 31, 2013, as compared to $2.2 million of net cash provided by financing activities for the year ended December 31, 2012. During the year ended December 31, 2013, we repurchased options for $2.0 million, repurchased $4.2 million of treasury stock and paid offering-related expenses of $0.9 million. These outflows were partially offset by capital contributions made by shareholders of $9.1 million.

Contractual Obligations and Future Capital Requirements

Contractual Obligations

Set forth below is information concerning our fixed and determinable contractual obligations as of December 31, 2014 and the effect such obligations are expected to have on our liquidity and cash flows.

	Payments due by Period
	Total	Less than 1 year	2 – 3 years	More than 4 years	More than 5 years
	(in thousands)
Borrowings	$1,285	$513	$772	$—	$—
Interest to be paid on borrowings	264	161	103	—	—
Operating lease obligations(1)	19,430	7,623	7,705	2,346	1,756
Other financial liabilities(2)	1,308	1,045	173	90	—
Total	$22,287	$9,342	$8,753	$2,436	$1,756

(1)	Includes rental obligations and other lease obligations.
(2)	Relates to Nextive, Terraforum and Huddle acquisitions. See note 23 to our audited consolidated financial statements.

Future Capital Requirements

We believe that our existing cash and cash equivalents, cash flows from operations and revolving line of credit will be sufficient to meet our anticipated cash needs for at least the next 12 months. In addition, as of December 31, 2014, IAFH Global S.A. had recognized an aggregate of $5.2 million in value-added tax credits. We expect to monetize the value of those value-added tax credits by way of cash reimbursement from the Argentine Federal Administration of Public Revenue (Administración Federal de Ingresos Publicos, or “AFIP”). We expect that the full amount of these tax credits will be monetized by the end of 2015.

Our ability to generate cash is subject to our performance, general economic conditions, industry trends and other factors. If our cash and cash equivalents and operating cash flow are insufficient to fund our future activities and requirements, we may need to raise additional funds through public or private equity or debt financing. If we issue equity securities in order to raise additional funds, substantial dilution to existing shareholders may occur. If we raise cash through the issuance of indebtedness, we may be subject to additional contractual restrictions on our business. We cannot assure you that we would be able to raise additional funds on favorable terms or at all.

Restrictions on Distribution of Dividends by Certain Subsidiaries

For the year ended December 31, 2014, we derived over 87.6% of our revenues from clients in North America and Europe pursuant to contracts that are entered into by our subsidiaries located in the United States and the United Kingdom. Under these arrangements, earnings and cash flows from operations are generated not just in Argentina, but also in the other jurisdictions in which we conduct operations. Our non-Argentine subsidiaries, including Globant S.A. (Luxembourg) and Globant S.A. (Spain), do not depend on the transfer of earnings from our Argentine subsidiaries to meet their working capital requirements or other cash obligations. When earnings are transferred between our subsidiaries, the transferor declares a dividend to its shareholders during a shareholder meeting. The dividend is subsequently paid to the shareholders. However, the ability of certain of our subsidiaries to pay dividends to us is subject to their having satisfied requirements under local law to set aside a portion of their net income in each year to legal reserves, as described below.

In accordance with Argentine and Uruguayan companies law, our subsidiaries incorporated in Argentina and in Uruguay must set aside at least 5% of their net income (determined on the basis of their statutory accounts) in each year to legal reserves, until such reserves equal 20% of their respective issued share capital. As of December 31, 2014, required legal reserves at our Argentine subsidiaries amounted to $0.9 million and had been set aside as of that date. As of that date, our Uruguayan subsidiary had set aside a legal reserve of $0.04 million, which was fully constituted.

In accordance with Brazilian law, 5% of the net profit of our Brazilian subsidiary must be allocated to form a legal reserve, which may not exceed 20% of its capital. Our Brazilian subsidiary may refrain from allocating resources to the legal reserve during any fiscal year in which the balance of such reserve exceeds 30% of its capital. Our Brazilian subsidiary did not have a legal reserve as of December 31, 2014.

In accordance with Colombian companies law, our Colombian subsidiary must set aside at least 10% of its net income (determined on the basis of its statutory accounts) in each year to legal reserves, until such reserves equal 50% of its issued share capital. As of December 31, 2014, its legal reserves amounted to $0.004 million and were fully set aside.

In accordance with Spanish companies law, our Spanish subsidiary, Globant S.A., must set aside at least 10% of its net income (determined on the basis of its statutory accounts) in each year to legal reserves, until such reserves equal 20% of its issued share capital. As of December 31, 2014, no reserves had been set aside.

In accordance with Mexican law, our Mexican subsidiary must set aside at least 5% of its net income for each year to a legal reserve, until such reserve equals 20% of its respective capital stock amounts. As of December 31, 2014, no reserves had been set aside.

In accordance with Peruvian law, our Peruvian subsidiary must set aside at least 10% of its net income for each year to a legal reserve, until such reserve equals 20% of its respective capital stock amounts. As of December 31, 2014, no reserves had been set aside.

In addition, our Argentine subsidiaries are subject to formal and informal restrictions under exchange controls imposed by the Argentine government on the conversion of Argentine pesos into U.S. dollars and the remittance of U.S. dollars abroad, respectively. These restrictions could impair or prevent the conversion of anticipated dividends or distributions payable to us by those subsidiaries from Argentine pesos into U.S. dollars. For further information on these exchange controls, see “Risk Factors — Risks Related to Operating in Latin America and Argentina — Argentina — Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to receive dividends and distributions from, and the proceeds of any sale of, our assets in Argentina” in the Registration Statement and “Regulatory Overview — Foreign Exchange Controls” in this March 2015 6-K.

Equity Compensation Arrangements

From 2006 through June 30, 2012, we granted a total of 108,891 SARs to a limited number of key employees pursuant to SAR award agreements as a form of long-term incentive compensation. Under the SAR award agreements, each SAR holder was entitled to receive the difference between the “start” price specified in the agreement and the price paid or assigned to each of our common shares upon an event of liquidity, as to each SAR vested as of that date and provided that the SAR holder was then employed by us. An event of liquidity means the completion of a merger, sale or transfer of Globant by virtue of which the shareholders of Globant receive consideration (cash, payment in kind, or a combination of both) representing at least 55% of our equity. Upon termination of the employee’s employment with us for any reason, other than for resignation or termination with justified cause, the employee retained the right to any SARs vested through that date. Of the 107,743 SARs outstanding as of December, 31, 2011, 62,970 were granted under a form of SAR award agreement having the provisions described above (“SAR I Award Agreements”). The remaining 44,772 SARs were awarded under SAR award agreements that, in addition to entitling the SAR holder to the payment described above upon an event of liquidity, also entitle the SAR holder to exercise the SAR following an initial public offering by Globant (“SAR II Award Agreements”).

We had granted 61,270 SARs as of January 1, 2009, and 1,700 SARs as of December 31, 2009, in each case under SARs I Award Agreements. We had granted 24,147 SARs and 20,625 SARs as of December 31, 2010 and 2011, in each case under SARs II Award Agreements.

As we concluded that an Event of Liquidity and an initial public offering were not considered probable at December 31, 2009, 2010 and 2011, we did not recognize any liability or expense related to the outstanding SARs at any of those dates.

In June 2012, we decided to replace the SARs with share options, under which the beneficiary employee has, to the extent vested, an option to purchase common shares that is exercisable upon the earliest of (i) the effective date of the share option agreement, provided that the employee has been continuously employed by us (or any of our subsidiaries), (ii) an event of liquidity, as defined in the share option agreement, or (iii) an initial public offering registered under the Securities Act. The exercise price of the share options was unchanged from the original SAR award agreements, and is required to be paid by the employee in cash at the date of exercise. The share option agreements were signed on June 30, 2012 by all employees who had been awarded SARs under the SAR award agreements.

The modification of the SAR award agreements into share option agreements under which the options are immediately exercisable for those employees who have met the service requirement under the related share option agreements was recorded in the year ended December 31, 2012 as a modification of terms of the original agreement prospectively as of the date of change.

Share-based compensation expense for awards of equity instruments to employees is determined based on the grant-date fair value of the awards. Fair value is calculated using the Black-Scholes option pricing model.

Including our newly-issued stock options, there were 3,180,907 outstanding stock options as of December 31, 2012, 1,497,466 outstanding stock options as of December 31, 2013 and 1,724,614 outstanding stock options as of December 31, 2014. For 2014, 2013 and 2012, we recorded $0.6 million, $0.8 million and $11.7 million of share-based compensation expense related to these share option agreements, respectively.

Off-Balance Sheet Commitments and Arrangements

As of and for the three years ended December 31, 2014, except for operating leases entered into in the normal course of business, we were not party to any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

Our market risk exposure results primarily from concentration of credit risk, fluctuations in interest rates and foreign currency rates and inflation. We do not engage in trading of derivative instruments for speculative purposes.

Concentration of Credit and Other Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and bank balances, short-term investments and trade receivables. These financial instruments approximate fair value due to short-term maturities. We maintain our cash and bank balances and short-term investments with high credit quality financial institutions. Our investment portfolio is primarily comprised of time deposits and corporate and treasury bonds. We believe that our credit policies reflect normal industry terms and business risk. We do not anticipate non-performance by the counterparties and, accordingly, do not require collateral.

Trade receivables are generally dispersed across our clients in proportion to the revenues we generate from them. For the years ended December 31, 2014, 2013 and 2012, our top five clients accounted for 27.8%, 25.4% and 27.8%, respectively, of our net revenues. Our top client for the years ended December 31, 2014, 2013 and 2012, Walt Disney Parks and Resorts Online, accounted for 8.7%, 6.4% and 9.3% of our revenues, respectively. As of December 31, 2014, 2013 and 2012, accounts receivable from Walt Disney Parks and Resorts Online represented 5.7%, 3.9% and 5.6% of our total accounts receivable, respectively.

Credit losses and write-offs of trade receivable balances have historically not been material to our consolidated financial statements.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our cash and bank balances and our credit facilities. Our working capital facility bears interest at the lender’s prime rate plus an applicable margin ranging from 3.25% to 3.50% (depending on the amount drawn). Our export lines of credit bear interest at fixed rates ranging from 7.0% to 15.25%. We do not use derivative financial instruments to hedge our risk of interest rate volatility.

Based on our debt position as of December 31, 2014, if we needed to refinance our existing debt, a 1% increase in interest rates would have an impact of $0.0 million.

We have not been exposed to material risks due to changes in market interest rates. However, our future financial costs related to borrowings may increase and our financial income may decrease due to changes in market interest rates.

Foreign Exchange Risk

Our exchange rate risk arises in the ordinary course of our business primarily from our foreign currency expenses and, to a lesser extent, revenues. We are also exposed to exchange rate risk on the portion of our cash and bank balances, investments and trade receivables that is denominated in currencies other than the U.S. dollar and on other receivables, such as Argentine tax credits.

Our consolidated financial statements are prepared in U.S. dollars. Because the majority of our operations are conducted in Latin America, we incur the majority of our operating expenses and capital expenditures in non-U.S. dollar currencies, primarily the Argentine peso, Uruguayan peso, Colombian peso and Brazilian real. 92.4% of our revenues for the year ended December 31, 2014 was generated in U.S. dollars, with the balance being generated primarily in British pounds sterling and, to a lesser extent, other currencies (including the Argentine peso, the Colombian peso and the Brazilian real). The following table shows the breakdown of our revenues by the currencies in which they were generated during the years ended December 31, 2014, 2013 and 2012, respectively.

	Year ended December 31,
	2014		2013		2012
	(in thousands, except for percentages)
By Currency
USD	$184,380	92.4%	$140,799	88.9%	$113,719	88.3%
GBP	1.631	0.8%	3,140	2.0%	6,120	4.7%
Others	13,594	6.8%	14,385	9.1%	9,010	7.0%
Revenues	$199,605	100.0%	$158,324	100.0%	$128,849	100.0%

When our Argentine subsidiaries receive payment in U.S. dollars for services performed under our client contracts, we are required by Argentine law to convert such amounts into Argentine pesos, as a result of which the portion of our cash and bank balances that we hold in Argentina is exposed to the fluctuations in the official exchange rate between the Argentine peso and the U.S. dollar. Currently, this exposure is short-term, as these funds are immediately used to pay salaries and capital expenditures primarily in Argentina. The Argentine peso has fluctuated significantly against the U.S. dollar since the end of Argentine peso/U.S. dollar parity in 2002 and experienced periods of strong devaluation. Historically, we have been able to mitigate the risk of devaluation on our cash balances and investments denominated in Argentine pesos through purchases of U.S. dollars. Since the October 2011 re-election of Cristina Fernandez de Kirchner as Argentina’s president, the Argentine government has adopted policies that have made it more difficult for Argentine enterprises to freely purchase U.S. dollars and remit U.S. dollars abroad. However, since salaries and capital expenditures are paid in Argentine pesos, there is currently limited free cash-flow generated in Argentina. During 2013, our U.S. subsidiary elected to make payment for a portion of the services provided by our Argentine subsidiaries by means of U.S. dollar-denominated BODEN purchased in the U.S. debt markets (in U.S. dollars). The BODEN were then delivered to our Argentine subsidiaries as payment for a portion of the services rendered and, after being held by our Argentine subsidiaries for between, on average, 10 to 30 days, were sold in the Argentine market for Argentine pesos. Because the fair value of the BODEN in the Argentine markets (in Argentine pesos) during the year ended December 31, 2013 was higher than the quoted U.S. dollar price for the BODEN in the U.S. debt markets (in U.S. dollars) converted at the official exchange rate prevailing in Argentina (which is the rate used to convert the transactions in foreign currency into our Argentine subsidiaries’ functional currency), we recognized a gain when remeasuring the fair value (expressed in Argentine pesos) of the BODEN into U.S. dollars at the official exchange rate prevailing in Argentina. During the year ended December 31, 2014, our Argentine subsidiaries, with cash proceeds from capitalizations, acquired U.S. dollar-denominated BODEN and BONAR in the U.S. debt markets (in U.S. dollars), held and then sold those BODEN and BONAR in the Argentine market. The proceeds obtained through these transactions were used for capital expenditures incurred to establish delivery centers in Bahia Blanca, La Plata, Mar del Plata and Tucuman, Argentina, open a new recruiting center in Buenos Aires and to finance working capital requirements. See notes 3.18 and 3.18.2 to our audited consolidated financial statements and “— Results of Operations — 2014 Compared to 2013.”

A small percentage of our trade receivables is generated from net revenues earned in non-U.S. dollar currencies (primarily British pounds sterling, the Brazilian real, the Colombian peso and the Argentine peso).

Our results of operations can be affected if the Argentine peso, Colombian peso, Uruguayan peso, Mexican peso or British pound appreciate or depreciate against the U.S. dollar.

A 30% depreciation of the Argentine peso against the U.S. dollar would have resulted in a $23.3 million decrease in our operating costs. Given that we have a greater amount of Argentine peso-denominated assets than Argentine peso-denominated liabilities, a 30.0% depreciation of the Argentine peso against the U.S. dollar would have resulted in a $4.9 million loss. As a result, the combined effect on our income statement would have been a $18.4 million increase in our net income for the year ended December 31, 2014.

A 30% appreciation of the Argentine peso against the U.S. dollar would have resulted in a $30.4 million increase in our operating costs. Given that we have a greater amount of Argentine peso-denominated assets than Argentine peso-denominated liabilities, a 30% appreciation of the Argentine peso against the U.S. dollar would have resulted in a $6.4 million gain. As a result, the combined effect on our income statement would have been a $24.0 million decrease in our net income for the year ended December 31, 2014.

We periodically evaluate the need for hedging strategies with our board of directors, including the use of such instruments to mitigate the effect of foreign exchange rate fluctuations. During the year ended December 31, 2014, our principal Argentine operating subsidiary, Sistemas Globales S.A., entered into foreign exchange forward contracts to reduce its risk of exposure to fluctuations in foreign currency. As of December 31, 2014, the foreign exchange forward contracts were recognized, according to IAS 39, as financial assets at fair value through profit or loss. We may in the future, as circumstances warrant, decide to enter into derivative transactions to reduce our exposure to appreciation or depreciation in the value of certain foreign currencies.

Wage Inflation Risk

Argentina has experienced significant levels of inflation in recent years. According to the INDEC, the consumer price index increased 8.5% in 2007, 7.2% in 2008, 7.7% in 2009, 10.9% in 2010, 9.5% in 2011, 10.8% in 2012, 10.9% in 2013 and 21.7% in 2014. Inflation data released by the INDEC has been criticized by economists and investors as understating inflation in Argentina. See “Risk Factors — Risks Related to Operating in Latin America and Argentina — Argentina — Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina” in the Registration Statement. According to the Consumer Price Index of the Argentine province of Santa Fe (Índice de Precios al Consumidor de la Provincia de Santa Fe), the wholesale price index increased 12.6% in 2007, 21.6% in 2008, 12.6% in 2009, 25.5% in 2010, 20.7% in 2011, 17.9% in 2012 and 16.2% in 2013. The impact of inflation on our salary costs, or wage inflation, and thus on our statement of profit or loss and other comprehensive income varies depending on the fluctuation in exchange rates between the Argentine peso and the U.S. dollar. In an environment where the Argentine peso is weakening against the U.S. dollar, the impact of wage inflation will be partially offset, whereas in an environment where the Argentine peso is strengthening against the U.S. dollar, the impact of wage inflation will be increased. As of December 2014, approximately 68.9% of our employees were based in Argentina, where wages can be influenced by current inflation rates. Assuming a constant exchange rate and no ability to increase prices, for every 10.0% increase in wage inflation in Argentina we would experience an estimated decrease of approximately $6.4 million in net income for the year.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with IFRS, which require us to make judgments, estimates and assumptions about (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, and expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the year in which the estimate is revised if the revision affects only that year or in the year of the revision and future years if the revision affects both current and future years. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements. We believe that the following critical accounting policies are the most sensitive and require more significant estimates and assumptions used in the preparation of our consolidated financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this March 2015 6-K.

Revenue Recognition

We generate revenues primarily from the provision of software development services. We recognize revenues when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectability is reasonably assured. If there is uncertainty about the project completion or receipt of payment for the services, revenues are deferred until the uncertainty is sufficiently resolved.

Recognition of revenues under fixed-price contracts involves significant judgment in the estimation process including factors relating to the assumptions, risks and uncertainties inherent with the application of the percentage of completion method of accounting affecting the amounts of revenues and related expenses reported in our consolidated financial statements. Under this method, total contract revenue during the term of an agreement is recognized on the basis of the percentage that each contract’s total labor cost to date bears to the total expected labor cost. This method is followed where reasonably dependable estimates of revenues and costs can be made. A number of internal and external factors can affect our estimates, including labor hours and specification and testing requirement changes.

Revisions to our estimates may result in increases or decreases to revenues and income and are reflected in our consolidated financial statements in the periods in which they are first identified. If our estimates indicate that a contract loss will be incurred, a loss provision is recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated costs of the contract exceed the estimated total revenues that will be generated by the contract and are included in cost of revenues in our consolidated statement of operations.

Goodwill, Fixed Assets and Intangible Assets Impairment Analysis

Goodwill is measured as the excess of the cost of an acquisition over the sum of the amounts assigned to tangible and intangible assets acquired less liabilities assumed. The determination of the fair value of tangible and intangible assets involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital.

For the purpose of impairment testing, goodwill is allocated to cash-generating units. We evaluate goodwill for impairment at least annually, or more frequently when there is an indication that the unit may be impaired. When determining the fair value of our reporting unit, we utilize the income approach using discounted cash flow. The income approach considers various assumptions including increase in headcount, headcount utilization rate and revenue per employee, income tax rates and discount rates.

Any adverse changes in key assumptions about the businesses and its prospects or an adverse change in market conditions may cause a change in the estimation of fair value and could result in an impairment charge. Based upon our evaluation of goodwill, no impairments were recognized during 2014, 2013 and 2012.

Income Taxes

Determining the consolidated provision for income tax expense, deferred income tax assets and liabilities and related valuation allowance, if any, involves significant judgment. The provision for income taxes includes federal, state, local and foreign taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences in each of the jurisdictions where we operate of temporary differences between the financial statement carrying amounts and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which the temporary differences are expected to be reversed. Changes to enacted tax rates would result in either increases or decreases in the provision for income taxes in the period of changes. We evaluate the realizability of deferred tax assets and recognize a valuation allowance when it is more likely than not that all or a portion of deferred tax assets will not be realized.

The carrying amount of a deferred tax asset is reveiwed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized. This assessment requires judgments, estimates, and assumptions by our management. In evaluating our ability to utilize deferred tax assets, we consider all available positive and negative evidence, including the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable. Our judgments regarding future taxable income are based on expectations of market conditions and other facts and circumstances. Any adverse change to the underlying facts or our estimates and assumptions could require that we reduce the carrying amount of its net deferred tax assets.

Fair Value Measurements

Fair value of stock appreciation rights

SAR I Awards.  From 2006 through June 30, 2012, we granted Stock Appreciation Rights (“SARs”) to some of our employees. Under the form of SAR award agreement initially utilized by us (“SAR I Award”), the SARs entitled employees to a specified amount of cash provided that both of the following conditions were met:

1.	The employee remained employed by us and
2.	A liquidity event, defined as the occurrence of a merger, sale or transfer of 55% of our stock (“Liquidity Event”), occured.

The SAR I Awards thus included a service condition and a non-market performance condition under International Financial Reporting Standard 2, “Share-based Payment” (“IFRS 2”). Under IFRS 2 (paragraph 15 and 19), in order for the SAR I Awards to vest, (i) the SAR I recipients were required to remain employed with us and (ii) a Liquidity Event, which is a non-market performance condition, was required to occur. With regard to the non-market performance condition, we determined that the Liquidity Event was not probable as of December 31, 2011, 2010, and 2009, respectively. Thus, the fair value of the SAR I Awards was determined to be zero. Accordingly, we did not recognize any compensation expense related to the SAR I Awards in our consolidated financial statements as of and for the years ended on those dates. The SAR I Awards were considered cash-settled liability awards.

SAR II Awards.  In 2010 and 2011, we granted to certain of our employees SARs (“SAR II Awards”) entitling them to a specified amount of cash provided that the same conditions as those established in the SAR I Awards were met (the second condition modified as described in the next paragraph).

The SAR II Awards included a service condition and a non-market performance condition under IFRS 2. The non-market performance condition required the occurrence either of a Liquidity Event or an initial public offering (“IPO”) (only one of which needed to be met for the SAR II Awards to vest). In the event of an IPO and provided the SAR II holder was still employed by us, we would allow the SAR II holder to exercise such holder’s vested SAR II Awards for cash, our common shares, or a combination of both, with the manner of settlement at our discretion. After the IPO, and in the event of a change of control, the SAR II Awards were cancelable by us at our discretion, in which case, we would be required to make a payment for each outstanding SAR II Award. The payment would be equal to the excess, if any, of the fair market value of our ordinary share in the change of control over the grant date fair value. We were permitted to make this payment in cash, securities or a combination of the foregoing.

Under IFRS 2 (paragraph 15 and 19), in order for the SAR II Awards to vest, (i) the SAR II recipients were required to remain employed with us and (ii) either a Liquidity Event or an IPO was required to occur. With regard to the non-market performance condition, we determined that neither the Liquidity Event nor an IPO were probable as of December 31, 2011 and 2010. Consequently, the fair value of the SAR II Awards was determined to be zero. Accordingly, we did not recognize any compensation expense related to the SAR II Awards in its consolidated financial statements as of and for the years ended on those dates. The SAR II Awards were considered cash-settled liability awards.

Amendment.  In June 2012, we replaced each SAR I Award and SAR II Award through an amendment (the “Amendment”). The Amendment introduced the following significant changes to the SAR I Awards and SAR II Awards:

•	Each SAR I Award and SAR II Award was replaced by stock options governed by a stock option agreement (collectively, the “Stock Option Agreements”).
•	Provided the service conditions set forth in each individual’s Stock Option Agreement were met, the stock options vested upon the earlier of the date of the Amendment (i.e., the modification date) or an IPO.
•	In the event of an IPO, immediately after the IPO occurs, our obligations under each Stock Option Agreement require that the stock options become exercisable for our common shares in a manner that preserves the original economic value of the SAR I and II Awards.

•	The Amendment sets forth the amount of options attributable to each employee as of the date of the Amendment.

Pursuant to the Amendment, the SAR I Awards and SAR II Awards were converted to stock options. For those awards with no additional service conditions, the stock options vest at the earlier of the date of the Amendment or an IPO. We determined that this represents a modification of the SAR I Awards and II Awards and as such, the modified awards should be fair valued as of the date of modification. For those awards with no additional service condition, we have recognized any unrecognized expense associated with the stock options upon the modification date based on the modification date fair value. Upon modification, these stock options are considered equity awards and not cash-settled liability awards. Based upon the interpretative guidance of IFRS 2, we believe that the stock options should be fair valued as of the date of modification.

Based on the foregoing, we have concluded since there is no additional service period associated with the stock options that have been granted, we should recognize the full amount of expense for those stock options at the modification date.

Fair value of ordinary shares

Our share-based payment transactions with employees are measured based on the fair value of our common shares at the date of modification (June 30, 2012) from the stock appreciation rights plan to the stock option plan. We recognized as compensation expense all vested options at the date of modification of the plan and recognize non-vested options as compensation expense on a straight-line basis over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

Determining the fair value of the share-based awards at the grant date requires judgment. We calculate the fair value of each option award on the date of modification using the Black-Scholes option pricing model. The Black-Scholes model requires the input of highly subjective assumptions, including the fair value of our common shares, expected volatility, expected term, risk-free interest rate and dividend yield.

Fair value of the common shares:  For the 2014 Equity Incentive Plan, the fair value of the shares is based on the quoted market price of our shares on the grant date. For the 2012 Equity Incentive Plan, as our common shares were not publicly traded, the fair value was determined using the market approach technique based on the value per share from a series of our past private placements in which new common shares have been issued. We believe that the price paid for those new common shares was the fair value of those common shares at the time of the placement. In January 2012 we had a capital contribution from a new shareholder (Endeavor Global, Inc.), which included cash plus stock options granted to the new shareholder. Therefore, we considered that amount to reflect the fair value of our common shares. The fair value of the common shares related to this private placement resulted from the following formula: cash minus fair value of stock options granted to the new shareholder divided by the number of newly issued common shares. The fair value of the stock options granted to the new shareholder was determined using the same variables and methodologies as the stock options granted to our employees. For 2013 grants, the reference price of our common shares is the price paid by WPP in its investment dated December 26, 2012. See “Related Party Transactions — Private Placements — WPP investment in Globant” in the Registration Statement.

Expected volatility:  As we do not have any trading history for our common shares, the expected volatility for our common shares was estimated by taking the average historic price volatility of the NASDAQ 100 Telecommunication Index.

Expected term:  The expected life of options represents the period of time the granted options are expected to be outstanding.

Risk free rate:  The risk-free rate for periods within the contractual life of the options is based on the U.S. Federal Treasury yield curve with maturities similar to the expected term of the options.

Dividend yield:  We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments. The allowance for doubtful accounts is determined by evaluating the relative credit-worthiness of each client, historical collections experience and other information, including the aging of the receivables. As of December 31, 2014, our allowance for doubtful accounts represented less than 0.1% of our net revenues. If the financial condition of our clients were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Allowance For Impairment of Tax Credits

We maintain an allowance for impairment of tax credits for estimated losses resulting from substantial doubt about recoverability of the Software Promotion Law tax credit. The impairment of tax credits is determined by estimating future uses of this credit against our value-added tax position.

Application of New and Revised International Financial Reporting Standards

New accounting pronouncements

The Company has not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

IFRS 9	Financial Instruments(1)
IFRS 15	Revenue from contracts with customers(2)
Amendments to IAS 38 and IAS 16	Intangible assets and property plant and equipment(3)
Amendments to IFRS 11	Join arrangements(3)
Amendments to IFRS 10 and IAS 28	Consolidated Financial Statements and Investments in Associates and Joint Ventures(3)
Amendments to IFRS 5, 7 and IAS 9 and 34	Annual improvements 2012 -2014 cycle(4)
Amendment to IAS 1	Disclosure initiative(3)

(1)	Effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted.
(2)	Effective for annual periods beginning on or after January 1, 2017. Early adoption is permitted.
(3)	Effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted.
(4)	Effective for annual periods beginning on or after July 1, 2016. Early adoption is permitted.
•	In July 24, 2014, The International Accounting Standards Board (IASB) has published the final version of IFRS 9 'Financial Instruments'. IFRS 9, as revised in July 2014, introduces a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets and is effective for periods beginning on or after January 1, 2018.
•	In May 28, 2014 the IASB has published its new revenue Standard, IFRS 15 “Revenue from Contracts with Customers”. IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers. The five steps in the model are as follows:
—	Identify the contract with the customer
—	Identify the performance obligations in the contract
—	Determine the transaction price
—	Allocate the transaction price to the performance obligations in the contracts
—	Recognize revenue when (or as) the entity satisfies a performance obligation.

Guidance is provided on topics such as the point in which revenue is recognised, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. New disclosures about revenue are also introduced. The new standard is effective for annual periods beginning on or after January 1, 2017. Early adoption is permitted.

•	On May 12, 2014, the IASB issued a set of amendments to IAS 38 (intangible assets) and IAS 16 (property, plant, and equipment). The amendments clarify that:
º	The use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset.

º	Revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances.

The amendments are effective prospectively for annual periods beginning on or after January 1, 2016. Early adoption is permitted.

•	On May 6, 2014, the IASB issued amendments to the guidance on joint arrangements in IFRS 11. The amendments address how an entity should account for an “acquisition of an interest in a joint operation that constitutes a business”. The amendments are effective prospectively for annual periods beginning on or after January 1, 2016. Early adoption is permitted.
•	On September 11, 2014, the IASB issued amendments to IFRS 10 and IAS 28. These amendments clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:
º	require full recognition in the investor's financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in IFRS 3 Business Combinations)
º	require the partial recognition of gains and losses where the assets do not constitute a business, i.e. a gain or loss is recognised only to the extent of the unrelated investors’ interests in that associate or joint venture.

These requirements apply regardless of the legal form of the transaction, e.g. whether the sale or contribution of assets occurs by an investor transferring shares in any subsidiary that holds the assets (resulting in loss of control of the subsidiary), or by the direct sale of the assets themselves. The amendments are effective prospectively for annual periods beginning on or after July 1, 2016. Early adoption is permitted.

•	On September 25, 2014, the IASB issued amendments to IFRS 5 and 7and IAS 9 and 34. These amendments include annual improvements, as follows:
º	adds specific guidance in IFRS 5 for cases in which an entity reclassifies an asset from held for sale to held for distribution or vice versa and cases in which held-for-distribution accounting is discontinued
º	additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset, and clarification on offsetting disclosures in condensed interim financial statements
º	clarify that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid
º	clarify the meaning of 'elsewhere in the interim report' and require a cross-reference
•	On December 18, 2014, the IASB issued the amendment to IAS 1 to address perceived impediments to preparers exercising their judgement in presenting their financial reports. The amendment is effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted.

The Company is evaluating the impact, if any, of adopting this new accounting guidance on our consolidated financial statements.

The Company has adopted, when applicable, the following new and revised IFRSs as from January 1, 2014:

Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities
Amendments to IAS 39	Provide Relief for Novation of Derivatives
IFRIC 21	Levies
Amendments to IAS 36	Disclosure of recoverable value
•	The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of “currently has a legally enforceable right of set-off” and “simultaneous realisation and settlement”. The amendments did not have effect on the Company’s consolidated financial statements.
•	In May 2013, the IFRS Interpretations Committee issued Interpretation 21, which clarifies when a reporting entity should recognize a liability related to a levy (other than for income taxes) assessed by a governmental entity. Interpretation 21 explains that “the obligating event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by the legislation.” IFRIC 21 did not have significant impact on amounts reported in the consolidated financial statements.
•	In May 2013, the IASB issued amendments to IAS 36 to clarify the scope of some of the standard’s disclosure requirements. The amendments reduce the circumstances in which entities must disclose the recoverable amount of assets or cash-generating units and explicitly require entities to disclose the discount rate used to determine impairment (or reversals) when a present value technique is used to calculate the recoverable amount (based on fair value less disposal costs). IAS 36 did not have impact on amounts reported in the consolidated financial statements.
•	In June 2013, the IASB released limited-scope amendments to IAS 39 that allow reporting entities to maintain hedge accounting when “a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty (“CCP”) as a result of laws or regulation, if specific conditions are met”. The amendments were issued to address reporting entities’ concerns about the effect of proposed and recently enacted regulations (e.g., the Dodd-Frank Wall Street Reform and Consumer Protection Act) that require central clearing of certain over-the-counter derivatives in existing hedge relationships. To benefit from the amendments to IAS 39, an entity must meet all of the following criteria:
1.	Novation to a CCP must occur as a result of laws or regulations or the introduction of laws or regulations.
2.	After the novation, the CCP would become the new counterparty to each of the original parties to the derivative.
3.	Any changes to the hedging instrument would be limited to those necessary to effect such a replacement of the counterparty.

IAS 39 did not have impact on amounts reported in the consolidated financial statements.

•	The amendments to IFRS 10 define an investment entity and require a reporting entity that meet the definition of an investment entity not to consolidate its subsidiaries but instead of measure its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements.

To qualify as an investment entity, a reporting entity is required to:

º	Obtain funds from one or more investors for the purpose of providing them with professional investment management services.
º	Commit to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both.

º	Measure and evaluate performance of substantially all of its investments on a fair value basis.

Consequential amendments have been made to IFRS 12 and IAS 27 to introduce new disclosure requirements for investment entities.

The amendment to IFRS 10, IFRS 12 and IAS 27 did not have impact on the Company’s consolidated financial statements.